                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41094



           PROXY STATEMENT                          PROSPECTUS
      FIRST NATIONAL BANCSHARES            REGIONS FINANCIAL CORPORATION
            OF LOUISIANA, INC.           UP TO 2,910,219 SHARES OF COMMON STOCK

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

         The boards of directors of First National Bancshares of Louisiana, Inc. and Regions Financial Corporation have agreed on a merger of First National and Regions. Regions will be the surviving corporation in the merger. Regions is a regional bank holding company headquartered in Birmingham, Alabama. Regions has banking operations in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas.

         If the merger is completed, you will receive .7045 of a share of Regions common stock for each of your shares of First National common stock, subject to possible adjustment if the market price of Regions common stock averaged over a specified period is below $19.80 per share or above $24.20 per share at the time of the special meeting. Regions stockholders will continue to own their existing shares of Regions common stock after the merger.

         We cannot complete the merger unless the stockholders of First National approve it. First National has scheduled a special meeting for its stockholders to vote on the merger.

         YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted in favor of the merger. If you do not return your card, the effect will be the same as a vote against the merger.

         Regions common stock is traded on the Nasdaq National Market under the symbol "RGBK." Based on the closing price of Regions common stock on July 17, 2000 of $21.19, you would receive approximately $14.93 worth of Regions common stock for each of your shares of First National common stock.

         The date, time, and place of the special meeting of stockholders is as follows:

                            August 10, 2000 4:00 p.m.
            Main Office, First National Bancshares of Louisiana, Inc.
                 625 Murray Street, Alexandria, Louisiana 71301

         This Proxy Statement-Prospectus gives you detailed information about the proposed merger. You can also get information about Regions from documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. Your board of directors urges you to exercise your right to vote on this important transaction.

                            /s/
                            Donald S. Kramer
                            President
                            First National Bancshares of Louisiana, Inc.

SHARES OF REGIONS COMMON STOCK ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAS APPROVED THE REGIONS COMMON STOCK TO BE ISSUED UPON COMPLETION OF THE MERGER OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement-Prospectus is dated July 20, 2000, and first mailed to stockholders on or about July 20, 2000.

                  FIRST NATIONAL BANCSHARES OF LOUISIANA, INC.
                 625 MURRAY STREET, ALEXANDRIA, LOUISIANA, 71301

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD AUGUST 10, 2000

         First National Bancshares of Louisiana, Inc. will hold a Special Meeting of Stockholders at First National's main office, located at 625 Murray Street, Alexandria, Louisiana, 71301 on August 10, 2000, at 4:00 p.m., local time. At the special meeting the following matters will be presented for stockholder vote:

         1. Merger. The Agreement and Plan of Merger, dated as of April 4, 2000, by and between First National and Regions Financial Corporation. If the agreement is approved and the merger is completed, (1) First National will merge with and into Regions with Regions as the surviving corporation and (2) each share of First National common stock (excluding certain shares held by First National, Regions, or their respective subsidiaries and excluding all shares held by stockholders who perfect their dissenters' rights) will be converted into .7045 of a share of Regions common stock, subject to possible adjustment, with cash to be paid in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement-Prospectus; and

         2. Other Business. Such other business as may properly come before the special meeting, including adjourning the special meeting to permit, if necessary, further solicitation of proxies.

         Stockholders of record at the close of business on July 12, 2000, will receive notice of and may vote at the special meeting or any adjournment or postponement thereof.

         You have a right to dissent from the merger and obtain payment of the fair value of your First National shares in cash by complying with the applicable provisions of Louisiana law, which are attached to the accompanying Proxy Statement-Prospectus as Appendix C. DISSENTING STOCKHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE MERGER IS EFFECTED UPON APPROVAL BY LESS THAN 80% OF THE CORPORATION'S TOTAL VOTING POWER.

         We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the special meeting in person. You may revoke your proxy by filing with the Secretary of First National an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the special meeting.

                                         By Order of the Board of Directors


                                         Glenn W. Butler
                                         Corporate Secretary
July 20, 2000

                                TABLE OF CONTENTS

SUMMARY.......................................................................................  1
         The Companies .......................................................................  1
         The Merger ..........................................................................  2
         Comparative Per Share Market Price Information ......................................  2
         Reasons for the Merger ..............................................................  3
         Opinion of Financial Advisor ........................................................  3
         The Special Meeting .................................................................  3
         Record Date; Voting Power ...........................................................  3
         Vote Required .......................................................................  3
         Conditions to Completion of the Merger ..............................................  4
         Termination of the Merger Agreement .................................................  4
         Federal Income Tax Consequences .....................................................  5
         Accounting Treatment ................................................................  5
         Interests of Persons in the Merger That Are Different from Yours ....................  5
         Dissenters' Appraisal Rights ........................................................  5
         Regulatory Approvals ................................................................  5
         Comparative Per Share Data...........................................................  6
         Selected Historical Financial Data of Regions........................................  8
THE SPECIAL MEETING........................................................................... 10
         General.............................................................................. 10
         Record Date; Vote Required........................................................... 11
THE MERGER.................................................................................... 12
         General.............................................................................. 12
         Possible Adjustment of Exchange Ratio................................................ 12
         Treatment of First National Options.................................................. 14
         Background of the Merger............................................................. 14
         First National's Reasons for the Merger.............................................. 15
         Regions' Reasons for the Merger...................................................... 16
         Opinion of First National's Financial Advisor........................................ 17
         Effective Time of the Merger......................................................... 22
         Distribution of Regions Stock Certificates and Payment For Fractional Shares......... 22
         Conditions to Consummation of the Merger............................................. 23
         Regulatory Approvals................................................................. 23
         Waiver, Amendment, and Termination of the Merger Agreement........................... 24
         Conduct of Business Pending the Merger............................................... 25
         Management Following the Merger...................................................... 26
         Interests of Certain Persons in the Merger........................................... 27
         Dissenting Stockholders.............................................................. 28
         Federal Income Tax Consequences of the Merger........................................ 30
         Accounting Treatment................................................................. 31
         Expenses and Fees.................................................................... 31
         Resales of Regions Common Stock...................................................... 31
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS................................................ 32
         Antitakeover Provisions Generally.................................................... 33
         Authorized Capital Stock............................................................. 33
         Amendment of Certificate or Articles of Incorporation and Bylaws..................... 34
         Classified Board of Directors and Absence of Cumulative Voting....................... 35
         Removal of Directors................................................................. 35
         Limitations on Director Liability.................................................... 36
         Indemnification...................................................................... 36
         Special Meetings of Stockholders..................................................... 37
         Actions by Stockholders Without a Meeting............................................ 37

         Stockholder Nominations.............................................................  37
         Mergers, Consolidations, and Sales of Assets Generally..............................  38
         Business Combinations with Certain Persons..........................................  38
         Dissenters' Rights..................................................................  40
         Stockholders' Rights to Examine Books and Records...................................  40
         Dividends...........................................................................  40
COMPARATIVE MARKET PRICES AND DIVIDENDS......................................................  42
INFORMATION ABOUT FIRST NATIONAL.............................................................  44
         Competition.........................................................................  44
         Legal Proceedings...................................................................  44
         Management..........................................................................  45
         Transactions with Management........................................................  46
         Voting Securities and Principal Stockholders........................................  46
INFORMATION ABOUT REGIONS....................................................................  47
         General.............................................................................  47
         Recent Developments.................................................................  47
         Regions' Second Quarter 2000 Operating Results......................................  48
SUPERVISION AND REGULATION...................................................................  49
         General.............................................................................  49
         Payment of Dividends................................................................  50
         Capital Adequacy....................................................................  51
         Prompt Corrective Action............................................................  52
         FDIC Insurance Assessments..........................................................  53
DESCRIPTION OF REGIONS COMMON STOCK..........................................................  54
STOCKHOLDER PROPOSALS........................................................................  54
FORWARD LOOKING STATEMENTS...................................................................  54
EXPERTS  55
OPINIONS 56
WHERE YOU CAN FIND MORE INFORMATION.........................................................   56
APPENDIX A-Agreement and Plan of Merger.....................................................  A-1
APPENDIX B-Opinion of Alex Sheshunoff & Co. ................................................  B-1
APPENDIX C-Copy of Section 131 of the Louisiana Business Corporation Law,
     pertaining to dissenters' rights.......................................................  C-1

                                     SUMMARY

         This summary highlights selected information from this Proxy Statement-Prospectus. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred in order to understand fully the merger and to obtain a more complete description of the legal terms of the merger. See "Where You Can Find More Information" (page 56). Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

THE COMPANIES (PAGES 44 AND 47)

FIRST NATIONAL BANCSHARES OF LOUISIANA, INC.
625 Murray Street
Alexandria, Louisiana, 71301
(318) 445-4531

         First National is incorporated in Louisiana and is a bank holding company. First National owns Security First National Bank, a national bank which serves customers primarily in Rapides and Lincoln Parishes in central and northern Louisiana. As of March 31, 2000, First National's total assets were about $258 million, deposits were about $218 million, and stockholders' equity was about $23 million.

REGIONS FINANCIAL CORPORATION
417 North 20th Street
Birmingham, Alabama 35203
(205) 944-1300

         Regions is incorporated in Delaware and is a regional bank holding company. Regions provides banking and other financial services. Regions has banking operations in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas. As of March 31, 2000, Regions' total assets were about $41.4 billion, deposits were about $32.0 billion, and stockholders' equity was about $3.1 billion.

         The section of this Proxy Statement-Prospectus under the caption "Where You Find More Information" on page 56 refers you to places where you can find more information about Regions. As explained in that section, Regions incorporates by reference in this Proxy Statement-Prospectus additional documents that Regions files with the Securities and Exchange Commission. You will find a copy of each such incorporated document that Regions' has previously filed with the SEC accompanying this Proxy Statement--Prospectus, and you can obtain additional copies of them from Regions without charge. You may request them in writing or by telephone from Regions at the following address:

           Regions Financial Corporation
           417 North 20th Street
           Birmingham, AL   35203

           Attention: Shareholder relations
           Telephone: (205) 326-7090

         To allow time for delivery you should make any such request by August 3, 2000.

THE MERGER (PAGE 12)

         First National will merge with Regions Financial Corporation. Regions will be the surviving corporation in the merger. When the merger is completed, you will receive .7045 of a share of Regions stock for each share of First National stock that you own. This exchange ratio is subject to possible adjustment based on the average of the closing prices of Regions common stock over a specified period, as explained under the caption "The Merger-Possible Adjustment of Exchange Ratio" on page 12.

         You will not receive a fraction of a share. Instead, you will receive a cash payment for any fraction of a share to which you may become entitled.

         If the merger is approved by less than 80% of the total voting power of First National and if you elect to dissent from the merger under Louisiana law and follow the required procedures, you will receive a cash payment for your shares of First National common stock instead of receiving Regions common stock. More information about your rights to dissent from the merger, and the procedures you must follow should you choose to do so, is included under the heading "The Merger -- Dissenting Stockholders" at page 28.

         The merger agreement provides for an adjustment of the exchange ratio if the trading price of Regions common stock falls below $19.80 per share or rises above $24.20 per share, averaged over a ten trading day period immediately prior to the special meeting. This mechanism is explained in detail under the heading "The Merger--Possible Adjustment of Exchange Ratio" at page 12. The effect of the adjustment provision is to assure that the approximate value of the merger consideration you will receive for each share of First National common stock, as of the date of the special meeting, will not be less than $13.95, and likewise it will not exceed $17.05.

         We have attached the merger agreement to this Proxy
Statement-Prospectus as Appendix A. We encourage you to read the merger agreement. It is the legal document that establishes the terms and conditions of the merger.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 42)

         Shares of Regions are quoted on the Nasdaq National Market under the symbol "RGBK." Shares of First National are not quoted on any established market. On April 3, 2000, the last full trading day prior to the public announcement of the merger, Regions stock closed at $24.50 per share. On July 17, 2000, Regions stock closed at $21.19 per share and the last known normal price of First National stock was $10.00 per share although some shares had traded for $13.50 per share.

         The market value of the consideration that you will receive in the merger for each share of First National common stock you hold would be $17.05 based on Regions' April 3, 2000 closing price and $14.93 based on Regions' July 17, 2000 closing price. Of course, the market price of Regions common stock will fluctuate prior to and after completion of the merger, while the exchange ratio will be fixed as of the last trading day before the special meeting. Therefore, you should obtain current stock price quotations for Regions common stock.

REASONS FOR THE MERGER (PAGE 15)

         Before deciding to approve the merger, your board of directors considered the financial condition and prospects of First National, information about Regions, the financial terms of the merger, the likelihood the bank regulators will approve the merger, the federal income tax consequences of the merger, the advice of First National's legal and financial advisors, and other factors. Your board of directors decided the merger is advisable and is in your best interests as stockholders.

         To review the background of and reasons for the merger in greater detail, please see the discussion under the headings "The Merger--Background of the Merger" and "The Merger--First National's Reasons for the Merger" at pages 14 and 15.

OPINION OF FINANCIAL ADVISOR (PAGE 17)

         In deciding to approve the merger, your board of directors considered the opinion of its financial advisor, Alex Sheshunoff & Co., that as of the date of the opinion the exchange ratio was fair from a financial point of view to you as First National stockholders. We have attached this opinion as Appendix B to this Proxy Statement-Prospectus. You should read it carefully.

THE SPECIAL MEETING (PAGE 10)

         The First National special meeting will be held at First National's main office, 625 Murray Street, Alexandria, Louisiana, 71301, at 4:00 p.m. on August 10, 2000. At the special meeting, First National stockholders will be asked to approve the merger agreement. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and returning it to First National prior to the special meeting.

RECORD DATE; VOTING POWER (PAGE 11)

         You can vote at the First National special meeting if you owned First National common stock as of the close of business on July 12, 2000, the record date. On that date, 3,412,417 shares of First National common stock were outstanding and therefore are allowed to vote at the special meeting. You will be able to cast one vote for each share of First National common stock you owned on July 12, 2000.

         Regions stockholders will not vote on the merger.

VOTE REQUIRED (PAGE 11)

         To approve the merger, First National stockholders who hold at least two-thirds of the outstanding shares of common stock present at the First National special meeting must vote for the merger. If you do not vote, this will have the same effect as a vote against the merger.

         All together, the directors and officers of First National can cast about 34% of the votes entitled to be cast at the First National special meeting. Certain members of your board of directors have agreed to vote all of their shares in favor of the merger.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 23)

         The completion of the merger depends on a number of conditions being met, including the following:

-        First National stockholders approving the merger;

- Receipt of all required regulatory approvals and the expiration of any regulatory waiting periods;

- The absence of any governmental or court order blocking completion of the merger, or of any proceedings by a government body trying to block it;

- Receipt of an opinion of counsel that the U.S. federal income tax treatment to you the stockholders and to First National in the merger will generally be tax-free as we have described it to you in this Proxy Statement-Prospectus;

         In cases where the law permits, a party to the merger agreement could elect to waive a condition that has not been satisfied and complete the merger although it is entitled not to. We cannot be certain whether or when any of the conditions we have listed will be satisfied (or waived, where permissible), or that the merger will be completed.

TERMINATION OF THE MERGER AGREEMENT (PAGE 24)

         We can agree at any time to terminate the merger agreement without completing the merger, even if you, the stockholders, have already voted to approve it.

         Moreover, either of the parties can terminate the merger agreement in the following circumstances:

- After a final decision by a governmental authority to prohibit the merger, or after the rejection of an application for a governmental approval required to complete the merger;

-        If the merger is not completed by December 31, 2000;

-        If the First National stockholders do not approve the merger; or

- If the other party violates, in a significant way, any of its representations, warranties or obligations under the merger agreement and the party seeking termination is not in violation of the merger agreement.

         The merger agreement may be amended by the written agreement of Regions and First National. The parties can amend the merger agreement without stockholder approval, even if the First National stockholders have already approved the merger. However, First National stockholders must approve any amendments that would modify in a material respect the type or amount of consideration that you will receive in the merger.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 30)

         We have structured the merger with the intent that you will not recognize any gain or loss for U.S. federal income tax purposes in the merger when you exchange all of your shares of First National common stock for shares of Regions common stock. You may, however, recognize taxable gain or loss related to any cash you receive instead of a fractional share of Regions common stock. We have conditioned the merger on our receipt of legal opinions that this will be the case, but these opinions will not bind the Internal Revenue Service, which could take a different view.

         THIS TAX TREATMENT MAY NOT APPLY TO CERTAIN FIRST NATIONAL STOCKHOLDERS, INCLUDING THE TYPES OF FIRST NATIONAL STOCKHOLDERS DISCUSSED ON PAGE 30, AND WILL NOT APPLY TO ANY FIRST NATIONAL STOCKHOLDER WHO DISSENTS FROM THE MERGER UNDER LOUISIANA LAW. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU CAN BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND MANY VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES.

ACCOUNTING TREATMENT (PAGE 31)

         We expect the merger to qualify for purchase accounting treatment, meaning that the assets and liabilities of First National will be recorded at their estimated fair values and added to those of Regions.

INTERESTS OF PERSONS IN THE MERGER THAT ARE DIFFERENT FROM YOURS (PAGE 27)

         Some of the officers of First National have benefit and compensation plans that provide them with interests in the merger that are different from, or in addition to, their interests as stockholders of First National. In particular, they hold outstanding options under First National's existing stock option plan, which will be converted into stock options to acquire Regions stock after the merger, will be entitled to certain payments on completion of the merger, and are parties to agreements with Regions that will take effect upon completion of the merger. Also, members of First National's board of directors and its officers are entitled to indemnification under the merger agreement.

         For more information concerning these matters, please refer to the discussion under the heading "The Merger-Interests of Certain Persons in the Merger" on page 27.

DISSENTERS' APPRAISAL RIGHTS (PAGE 40)

         If the merger is approved by less than 80% of First National's outstanding stock, Louisiana law permits you to dissent from the merger and to have the fair value of your stock appraised by a court and paid to you in cash. To do this, you must follow certain procedures, including the filing of certain notices and refraining from voting your shares in favor of the merger. If you dissent from the merger, your shares of First National common stock will not be exchanged for shares of Regions common stock in the merger, and your only right will be to receive the appraised value of your shares in cash.

REGULATORY APPROVALS (PAGE 23)

         The merger cannot be completed unless Regions obtains the approval of the Board of Governors of the Federal Reserve System. The U.S. Department of Justice has input into the Federal Reserve Board's approval process. Federal law requires us to wait for up to 30 days before completing the merger after the Federal Reserve Board has approved it, which the Federal Reserve Board may shorten to 15 days.

         In addition, the merger is subject to notice to the Commissioner of Financial Institutions of the state of Louisiana.

         Regions has filed all of the required notices with these regulatory authorities. The Federal Reserve Board has issued its approval of the merger, and the waiting period has not yet expired. We cannot be certain whether such approval will become final in a timely manner.

COMPARATIVE PER SHARE DATA

         The following table shows information about our companies' income per share, dividends per share and book value per share, and similar information reflecting the merger of the two companies (which is referred to as "pro forma" information). In presenting the comparative pro forma information for certain time periods, we assumed that the two companies had been merged throughout those periods.

         In presenting the comparative pro forma information, we also assumed that Regions will record First National assets and liabilities at their estimated fair values and add them to the assets and liabilities of Regions for accounting and financial reporting purposes (a method which is referred to as the "purchase" method of accounting).

         The information listed as "equivalent pro forma" was computed by multiplying the pro forma amounts by the exchange ratio of .7045. It is intended to reflect the fact that First National stockholders will be receiving .7045 of a share of Regions common stock for each share of First National common stock exchanged in the merger. This may not be the actual exchange ratio, since the exact ratio will not be determined until shortly before the special meeting.

         The pro forma information, while helpful in illustrating the financial attributes of the combined company under one set of assumptions, does not attempt to predict or suggest future results. Also, the information we have set forth for the three-month period ended March 31, 2000 does not indicate what the results will be for the full 2000 fiscal year.

         The information in the following table is based on the historical financial information of the two companies. See "Where You Can Find More Information."

                                                                     THREE MONTHS ENDED                  YEAR ENDED
                                                                         MARCH 31,                      DECEMBER 31,
                                                                 --------------------------
                                                                   2000              1999                   1999
                                                                 --------          --------             ------------
                                                                         (Unaudited)             (Unaudited except Regions
                                                                                               and First National historical)

NET INCOME PER COMMON SHARE
Regions historical ....................................          $    .66          $    .58               $   2.37
Regions historical - diluted ..........................               .66               .57                   2.35
First National historical .............................               .36               .28                   1.42
First National historical - diluted ...................               .35               .28                   1.42
Regions and First National pro forma combined(1) ......               .66                                     2.37
Regions and First National pro forma combined
     - diluted(1) .....................................               .66                                     2.35
First National pro forma equivalent(2) ................               .46                                     1.67
First National pro forma equivalent
     - diluted(2) .....................................               .46                                     1.66
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical ....................................               .27               .25                   1.00
First National historical .............................                --                --                    .75
First National pro forma equivalent(3) ................               .19               .18                    .70
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical ....................................             14.25             13.93                  13.89
First National historical .............................              6.80              6.58                   6.58
Regions and First National pro forma combined(1) ......             14.32
First National pro forma equivalent(2) ................             10.09

(1) Represents the combined results of Regions and First National as if the merger were consummated on January 1, 1999 (or March 31, 2000, in the case of Book Value Per Share Data), and were accounted for as a purchase.
(2) Represents pro forma combined information multiplied by the exchange ratio of .7045 of a share of Regions common stock for each share of First National common stock.
(3) Represents historical dividends declared per share by Regions multiplied by the exchange ratio of .7045 of a share of Regions common stock for each share of First National common stock.
(4) The exchange ratio is subject to adjustment if the average closing price of Regions common stock over a specified period is less than $19.80 per share or greater than $24.20 per share. The combined and equivalent pro forma per share data assuming illustrative exchange ratios of .6314 (corresponding to an assumed average closing price of $27.00 per share) and .8205 (corresponding to an assumed average closing price of $17.00 per share) are as follows:

                                                                                Exchange Ratio
                                                   ------------------------------------------------------------------------
                                                              .6314                              .8205
                                                   ----------------------------------    ----------------------------------
                                                    Three Months          Year            Three Months          Year
                                                       Ended              Ended              Ended             Ended
                                                   March 31, 2000   December 31, 1999    March 31, 2000   December 31, 1999
                                                   --------------   -----------------    --------------   -----------------
                                                                                  (Unaudited)
NET INCOME PER COMMON SHARE
Regions and First National pro forma combined ....    $   .66            $  2.38            $   .66            $  2.37
Regions and First National pro forma combined
  - diluted ......................................        .66               2.35                .66               2.35
First National pro forma equivalent ..............        .42               1.50                .54               1.94
DIVIDENDS DECLARED PER COMMON
SHARE
First National pro forma equivalent ..............        .17                .63                .22                .82
BOOK VALUE PER COMMON SHARE
(PERIOD END)
Regions and First National pro forma combined ....      14.32                                 14.32
First National pro forma equivalent ..............       9.04                                 11.75

SELECTED HISTORICAL FINANCIAL DATA OF REGIONS

         The information in the following table is based on the historical financial information of Regions. All of the summary financial information provided in the following table should be read in connection with this historical financial information which we have incorporated by reference in this Proxy Statement-Prospectus. See "Where You Can Find More Information" on page
56. The financial information as of or for the interim periods ended March 31, 2000 and 1999 has not been audited and in the opinion of Regions' management reflects all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data.

                                        THREE MONTHS
                                      ENDED MARCH 31,                   YEAR ENDED DECEMBER 31,            YEAR ENDED DECEMBER 31,
                               -----------------------------  ------------------------------------------  -------------------------
                                  2000               1999        1999          1998              1997        1996          1995
                               ---------         -----------  -----------   -----------      -----------  ----------    -----------
                                        (Unaudited)
                                                              (In thousands, except per share data and ratios)

INCOME STATEMENT DATA:
Total interest income .......  $   780,229       $   666,441  $ 2,854,686   $ 2,597,786      $ 2,276,584  $ 1,954,283   $ 1,750,427
Total interest expense ......      426,113           323,844    1,428,831     1,272,968        1,097,376      942,459       861,242
Net interest income .........      354,116           342,597    1,425,855     1,324,818        1,179,208    1,011,824       889,185
Provision for loan losses ...       29,177            20,738      113,658        60,505           89,663       46,026        37,493
Net interest income after
  loan loss provision .......      324,939           321,859    1,312,197     1,264,313        1,089,545      965,798       851,692
Total noninterest income
before security gains........      206,810           143,099      536,981       467,695          406,484      341,792       280,834
Security gains (losses) .....      (40,018)               16          160         7,002              498        3,311          (697)
Total noninterest expense ...      271,135           262,575    1,064,312     1,103,708          901,776      837,034       720,825
Income tax expense ..........       74,591            73,019      259,640       213,590          197,222      156,008       134,529
Net income ..................      146,005           129,380      525,386       421,712          397,529      317,859       276,475

PER SHARE DATA:
Net income ..................  $       .66       $       .58  $      2.37   $      1.92      $      1.89  $      1.64   $      1.45
Net income - diluted ........          .66               .57         2.35          1.88             1.86         1.61          1.43
Cash dividends ..............          .27               .25         1.00           .92              .80          .70           .66
Book value ..................        14.25             13.93        13.89         13.61            12.75        11.82         10.74

OTHER INFORMATION:
Average number of shares
  outstanding................      221,299           222,408      221,617       220,114          209,781      194,241       190,896
Average number of shares
  outstanding - diluted......      222,549           225,467      223,967       223,781          213,750      197,751       193,579

STATEMENT OF CONDITION DATA
(PERIOD END):
Total assets ................  $41,418,403       $38,601,763  $42,714,395   $36,831,940      $31,414,058  $ 26,993,34   $24,419,249
Securities ..................    9,131,856         8,969,824   10,913,044     7,969,137        6,315,923    5,742,375     5,618,839
Loans, net of unearned.......
  income.....................   29,081,287        25,540,236   28,144,675    24,365,587       21,881,123   18,395,552    16,156,312
Total deposits ..............   31,954,383        29,131,051   29,989,094    28,350,066       25,011,021   22,019,412    19,982,533
Long-term debt ..............    2,032,411           497,430    1,750,861       571,040          445,529      570,545       762,521
Stockholders' equity ........    3,140,734         3,118,521    3,065,112     3,000,401        2,679,821    2,274,563     2,047,398

PERFORMANCE RATIOS:
Return on average assets(1)..         1.38%(a)          1.41%        1.33%         1.24%(b)         1.35%        1.25%(c)      1.19%
Return on average
  stockholders' equity(1) ...        18.90(a)          17.21        17.13         14.62(b)         15.38        14.71(c)      14.30
Net interest margin(1) ......         3.65              4.09         3.94          4.25             4.41         4.36          4.27
Efficiency(2) ...............        47.84(a)          53.46        53.60         60.82(b)         57.78        61.84(c)      61.61
Dividend payout .............        40.91             43.10        42.19         47.92            42.33        42.68         45.52

                                                 THREE MONTHS
                                                ENDED MARCH 31,                           YEAR ENDED DECEMBER 31,
                                              -------------------       ----------------------------------------------------------
                                               2000         1999         1999         1998         1997         1996         1995
                                              ------       ------       ------       ------       ------       ------       ------
                                           (Unaudited)
                                                                 (In thousands, except per share data and ratios)
ASSET QUALITY RATIOS:
Net charge-offs to average loans,
  net of unearned income(1) ............         .23%         .19%         .37%         .28%         .27%         .18%         .15%
Problem assets to net loans and
  other real estate(3) .................         .74          .68          .68          .60          .78          .63          .69
Nonperforming assets to net loans ......
  and other real estate(4) .............         .96         1.15          .93         1.15          .91          .83          .81
Allowance for loan losses to loans,
  net of unearned income ...............        1.21         1.29         1.20         1.29         1.39         1.38         1.43
Allowance for loan losses to
  nonperforming  assets(4) .............      126.15       112.23       128.70       112.27       151.89       166.41       177.53

LIQUIDITY AND CAPITAL RATIOS:
Average stockholders' equity to
  average assets .......................        7.29%        8.17%        7.74%        8.47%        8.75%        8.50%        8.36%
Average loans to average deposits ......       89.85        86.38        91.35        86.93        84.94        82.42        82.23
Tier 1 risk-based capital(5) ...........        9.37        10.78         9.51        10.26        10.48        10.81        11.14
Total risk-based capital(5) ............       11.25        12.73        11.42        12.17        12.93        13.59        14.61
Tier 1 leverage(5) .....................        6.70         7.24         6.95         7.40         7.52         7.44         7.49


(1)      Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%. The ratios for prior periods have not been restated to reflect the combinations with First National Bancorp and First Commercial Corporation, accounted for as poolings of interests, or any other pooling-of-interests transactions.
(a) Ratios for 2000 excluding $44.0 million (after tax) for gain on sale of credit card portfolio and $26.2 million (after tax) for loss on sale of securities are as follows: Return on average assets - 1.21%, Return on average stockholders' equity - 16.60%, and Efficiency - 54.28%.
(b) Ratios for 1998 excluding $80.7 million (after tax) for nonrecurring merger and consolidation charges are as follows: Return on average assets - 1.48%, Return on average stockholders' equity - 17.42%, and Efficiency - 54.13%.
(c) Ratios for 1996 excluding $20.2 million (after-tax) charge for SAIF assessment and merger expenses are as follows: Return on average assets
         - 1.33%, Return on average stockholders' equity - 15.64%, and Efficiency - 60.93%.

                               THE SPECIAL MEETING

GENERAL

         This Proxy Statement-Prospectus is being furnished to the stockholders of First National Bancshares of Louisiana, Inc. in connection with the solicitation on behalf of the First National board of directors of proxies for use at a special meeting of stockholders, at which First National stockholders will be asked to vote upon a proposal to approve the merger agreement dated as of April 4, 2000, by and between First National and Regions Financial Corporation.

         The special meeting will be held at 4:00 p.m., local time, on August 10, 2000, at the main offices of First National, located at 625 Murray Street, Alexandria, Louisiana, 71301.

         First National stockholders are requested promptly to sign, date, and return the accompanying proxy card to First National in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or to vote at the special meeting will have the same effect as a vote against the merger agreement.

         Any First National stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to First National a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by First National before the special meeting or in open meeting before the taking of the stockholder vote at the special meeting. Any notice of revocation should be sent to First National Bancshares of Louisiana, Inc., 625 Murray Street, Alexandria, Louisiana, 71301,
Attention: Glenn W. Butler, Corporate Secretary. A proxy will not be revoked by death of the stockholder executing the proxy, or if the stockholder becomes incompetent after submitting a signed proxy, unless, before the vote, notice of such death or incapacity is filed with the Secretary. The shares of First National common stock represented by properly executed proxies received at or prior to the special meeting and not subsequently revoked will be voted as directed in such proxies.

         IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN OR YOU HAVE VOTED AGAINST THE MERGER, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE MERGER AGREEMENT. As of the date of this Proxy Statement-Prospectus, First National is unaware of any other matter to be presented at the special meeting.

         Directors, officers, and employees of First National will solicit proxies by mail, and possibly by telephone, telegram or e-mail, or in person. They will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.

         First National stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED

         First National's board of directors has established the close of business on July 12, 2000, as the record date for determining the First National stockholders entitled to notice of and to vote at the special meeting. Only First National stockholders of record as of the record date will be entitled to vote at the special meeting. As of the record date, there were approximately 400 holders of 3,412,417 shares of the common stock of First National outstanding and entitled to vote at the special meeting. Each share is entitled to one vote at the special meeting. For information as to persons known by First National to beneficially own more than 5.0% of the outstanding shares of First National common stock as of the record date, see "Information About First National-Voting Securities and Principal Stockholders."

         The presence, in person or by proxy, of a majority of the outstanding shares of First National common stock is necessary to constitute a quorum of the stockholders. A quorum must be present before a vote on the merger agreement can be taken at the special meeting. For these purposes, shares of First National common stock that are present, or represented by proxy, at the special meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the merger agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of First National common stock in "street" name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

         Once a quorum is established, approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of First National common stock present and entitled to vote at the special meeting. A failure to vote, in person or by proxy, for any reason, including failure to return a properly executed proxy, an abstention, or a broker nonvote, has the same effect as a vote against the merger agreement.

         The directors and executive officers of First National owned, as of the record date, 1,074,721 shares (or approximately 34% of the outstanding shares) of First National common stock. Certain directors of First National have agreed to vote those shares of First National common stock over which they have voting control (other than in a fiduciary capacity) in favor of the merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the record date, no shares of First National common stock. As of that date, no subsidiary of either First National or Regions held any shares of First National common stock in a fiduciary capacity for others.

                                   THE MERGER

         The following material describes certain aspects of the merger of First National with and into Regions. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the merger agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

         The merger agreement provides generally for the acquisition of First National by Regions pursuant to the merger of First National with and into Regions, with Regions as the surviving corporation resulting from the merger.

         On the date and at the time that the merger becomes effective, each share of First National common stock (excluding shares held by First National, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted, and excluding all shares held by stockholders who perfect their dissenters' rights) issued and outstanding at the effective time of the merger will be converted into .7045 of a share of the $.625 par value common stock of Regions, subject to possible adjustment as described below under the caption "--Possible Adjustment of Exchange Ratio." Each share of Regions common stock outstanding immediately prior to the effective time of the merger will remain outstanding and unchanged as a result of the merger.

         No fractional shares of Regions common stock will be issued in connection with the merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional part of a share which a First National stockholder would otherwise receive multiplied by the closing price of Regions common stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last trading day prior to the effective time of the merger.

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

         If we complete the merger, you will receive .7045 of a share of Regions common stock in exchange for each of your shares of First National common stock unless this exchange ratio is adjusted as described below.

         If the average of the closing prices (the "average closing price") of Regions common stock for the 10 consecutive full trading days ending at the close of trading on the last trading day immediately prior to the special meeting is less than $19.80 or more than $24.20, then the exchange ratio will be adjusted as follows:

         If the average closing price of Regions common stock over such trading period is less than $19.80, then each share of First National common stock will be converted into that number of Regions shares equal to the number obtained by dividing the product of .7045 and $19.80 by the average closing price.

         Similarly, if the average closing price of Regions common stock over such trading period is greater than $24.20, then each share of First National common stock will be converted into that number of Regions shares equal to the number obtained by dividing the product of .7045 and $24.20 by the average closing price.

         These adjustment formulas reflect the parties' agreement that, for the period of time between the date of the merger agreement and the date of the special meeting, First National's stockholders will not bear the risk of any decline in the market value of Regions common stock below $19.80 per share, and likewise will not benefit from any increase in the value of Regions common stock above $24.20 per share.

         The chart below shows the exchange ratio and the value you will receive for each of your shares of First National common stock as they relate to the price of Regions common stock. Regions and First National have agreed that should any adjustment to the exchange ratio be necessary, the calculation of the adjusted exchange ratio will be carried out to the fourth decimal place.

                   ASSUMED            RESULTING          VALUE PER SHARE
                   AVERAGE            EXCHANGE          OF FIRST NATIONAL
                CLOSING PRICE           RATIO             COMMON STOCK
                -------------         ---------         -----------------
                   $15.00              0.9299                $13.95
                    15.50              0.8999                 13.95
                    16.00              0.8718                 13.95
                    16.50              0.8454                 13.95
                    17.00              0.8205                 13.95
                    17.50              0.7971                 13.95
                    18.00              0.7750                 13.95
                    18.50              0.7540                 13.95
                    19.00              0.7342                 13.95
                    19.50              0.7153                 13.95
                    20.00              0.7045                 14.09
                    20.50              0.7045                 14.44
                    21.00              0.7045                 14.79
                    21.50              0.7045                 15.15
                    22.00              0.7045                 15.50
                    22.50              0.7045                 15.85
                    23.00              0.7045                 16.20
                    23.50              0.7045                 16.56
                    24.00              0.7045                 16.91
                    24.50              0.6959                 17.05
                    25.00              0.6820                 17.05
                    25.50              0.6686                 17.05
                    26.00              0.6557                 17.05
                    26.50              0.6434                 17.05
                    27.00              0.6314                 17.05
                    27.50              0.6200                 17.05
                    28.00              0.6089                 17.05
                    28.50              0.5982                 17.05
                    29.00              0.5879                 17.05

         THE ACTUAL MARKET VALUE OF A SHARE OF REGIONS COMMON STOCK ON THE EFFECTIVE DATE OF THE MERGER AND AT THE TIME CERTIFICATES FOR THOSE SHARES ARE DELIVERED FOLLOWING SURRENDER AND EXCHANGE OF CERTIFICATES FOR SHARES OF FIRST NATIONAL COMMON STOCK MAY BE MORE OR LESS THAN THE AVERAGE CLOSING

PRICE. FIRST NATIONAL STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR REGIONS COMMON STOCK. SEE "COMPARATIVE MARKET PRICES AND DIVIDENDS."

TREATMENT OF FIRST NATIONAL OPTIONS

         The merger agreement provides that each option granted by First National under its stock option plans that is outstanding at the effective time of the merger, whether or not then exercisable, will become an option to purchase Regions common stock. Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the effective time of the merger, those options will become options to purchase Regions common stock, with the exercise price and number of shares of Regions common stock purchasable thereunder adjusted to reflect the exchange ratio, as it may be adjusted.

         Of the 30,000 options outstanding, the executive officers or directors of First National held in the aggregate exercisable options to purchase 750 shares of First National common stock, as of the date of this Proxy Statement-Prospectus.

BACKGROUND OF THE MERGER

         In July, 1999 the board met on two occasions with outside legal and financial consultants concerning strategic options available to First National, including the possibility of affiliation with a large institution with publicly traded stock. At the conclusion of these meetings, the board voted unanimously to engage Alex Sheshunoff & Co. ("Sheshunoff") to prepare an offering memorandum outlining the history and potential, and a full financial overview, of First National to be sent to potential buyers that would have an interest in financial institutions in Rapides and Lincoln Parishes.

         In September 1999 offering memorandums were mailed to various potential buyers in the Mid-South, and expressions of interest were received in the following months. On November 9, 1999, Sheshunoff reviewed with the board the expressions of interest received. Included in the discussion were the following:

-        Timeline
-        Institutions solicited
-        Initial indications
-        Deal pricing
-        Comparable transactions
-        Exchange ratios
-        Market valuation of banking companies
-        Financial evaluation of banking companies
-        Discounted cash flow analysis

         Of the indications of interest received, the one by Regions provided the highest proposed merger consideration, although not in an amount the board found acceptable. After considerable discussion, the board determined that its best strategy was to allow Regions to conduct a confidential "due diligence" examination First National after which a higher merger consideration could be sought.

         Regions performed due diligence during December. On January 19, 2000 Sheshunoff met with the board to discuss various alternatives in negotiating with Regions, and on February 2, 2000, Sheshunoff presented the board with the latest proposal from Regions, which essentially were the terms embodied in the merger agreement. President Kramer then presented the board with alternatives to accepting Regions' proposal. These involved, among other things, an increase in dividends, an employee stock ownership plan, the purchase of treasury stock, and the possible sale of stock in the community. The board then authorized management to determine on a confidential basis the attitude toward Regions' proposal of certain large stockholders. Management subsequently reported to the board that conversations had been held with larger stockholders of First National, and each stockholder contacted was in favor of accepting the Regions proposal. After additional discussion, the board authorized management to proceed in establishing the terms of definitive agreements with Regions under the financial terms proposed.

         On March 14, 2000 the board met and discussed a number of issues that had arisen in the course of negotiations, and on March 16, 2000 the board met with Anthony J. Correro, III, special legal counsel, and representatives of Sheshunoff to discuss these and other issues. Counsel described the terms of the current drafts definitive agreements and explained the fiduciary responsibility of a board member. He then explained details of the proposed transaction, including the cuff and collar and termination rights, as well as the support agreement and the affiliate agreement. Sheshunoff then reviewed its financial analysis of the transaction and advised the board that in its opinion the terms of the merger consideration embodied in the proposed definitive agreements were fair from a financial point of view.

         On March 31, 2000 the board met to consider the final drafts of the definitive agreements. Counsel again discussed the definitive agreements in detail with the board, including changes made since the last board meeting. After further questions to counsel, the board unanimously approved the definitive agreements.

FIRST NATIONAL'S REASONS FOR THE MERGER.

         In approving the merger, the directors of First National considered a number of factors. Without assigning any relative or specific weights to the factors, the First National board of directors considered the following material factors:

- the share trading liquidity that would result from the merger, in that stockholders of First National will receive shares of Regions common stock, which is publicly traded on the Nasdaq National Market; there is no current public market for First National common stock;

- the information presented to the directors by the management of First National and its financial advisor concerning the business, operations, earnings, asset quality, and financial condition of First National and Regions;

- the financial terms of the merger, including the relationship of the merger price to the book value and earnings per share of First National common stock and the partial protection against a decline in the market value of Regions common stock;

- the nonfinancial terms of the merger, including the treatment of the merger as a tax-free exchange of First National common stock for Regions common stock for federal and state income tax purposes;

- the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

- the opinion rendered by First National's financial advisor to the effect that, from a financial point of view, the exchange of First National common stock for Regions common stock on the terms and conditions set forth in the agreement and plan of merger is fair to the holders of First National common stock;

- affiliation with a larger holding company would provide the opportunity to realize economies of scale and increase efficiencies of operations to the benefit of stockholders and customers. Affiliation with Regions will also enhance the development of new products and services; and

- potential benefits and opportunities for employees of First National, as a result of both employment in a larger enterprise and Regions' benefit plans and policies.

         The terms of the merger were the result of arms-length negotiations between representatives of First National and representatives of Regions. Based upon the consideration of the foregoing factors, the board of directors of First National unanimously approved the merger as being in the best interests of First National and its stockholders. Certain members of the board of directors of First National have agreed to vote those shares of First National common stock over which they have voting authority (other than in a fiduciary capacity) in favor of the merger.

REGIONS' REASONS FOR THE MERGER.

         In approving the merger agreement and the merger, the Regions board of directors considered a number of factors concerning the benefits of the merger, including the following:

- Information Concerning First National: The Regions board of directors considered information concerning the business, operations, earnings, asset quality, and financial condition of First National, and aspects of the First National franchise, including the market position of First National in each of the markets in which it operates and the compatibility of the community bank orientation of the operations of First National to that of Regions. The Regions board of directors concluded that First National is a sound, well managed financial institution which is well positioned in its market areas and which presents an attractive opportunity for Regions to add to its franchise in its Louisiana market.

- Financial Terms of the Merger: The Regions board of directors considered various financial aspects of the merger as reported by Regions' management including (1) the anticipated effect of the merger on Regions' per share earnings (with the merger anticipated to have no significant effect on Regions' earnings per share), (2) the anticipated effect of the merger on Regions' book value per share (with the merger anticipated not to dilute significantly Regions' book value per share),
         (3) a comparison of First National to selected peer banks and a comparison of pricing aspects of the merger to pricing characteristics of other merger transactions involving financial institutions, and (4) the anticipated accounting treatment of the merger as a purchase.

- Nonfinancial Terms of the Merger. The Regions board of directors considered various nonfinancial aspects of the merger, including the treatment of the merger as a tax-free exchange of First National common stock for Regions common stock for federal income tax purposes and the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

         The foregoing discussion of the information and factors considered by the Regions board of directors is not intended to be exhaustive but includes all material factors considered by the Regions board of directors. In reaching its determination to approve the merger and the merger agreement, the Regions board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the merger, and considering, among other things, the matters discussed above, the Regions board of directors determined that the merger is in the best interests of Regions and its stockholders and unanimously approved the merger agreement.

OPINION OF FIRST NATIONAL'S FINANCIAL ADVISOR

         First National retained Alex Sheshunoff & Co. Investment Banking.:L.P. (the "Advisor") to provide its opinion of the fairness from a financial viewpoint, of the merger consideration to be received by the stockholders of First National in connection with the merger with Regions. As part of its investment banking business, the Advisor is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. The board of directors of First National retained the Advisor based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

         On March 16, 2000, the Advisor rendered its oral opinion that, as of such date, the merger consideration was fair, from a financial point of view, to the stockholders of First National. The Advisor rendered its written fairness opinion as of July 18, 2000.

         The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement-Prospectus. The stockholders of First National are urged to read the Advisor's fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of First National and does not constitute a recommendation to any stockholder of First National as to how such stockholder should vote at the special stockholder meeting of First National.

         In connection with the fairness opinion, the Advisor:

         1.       Reviewed the merger agreement;

         2. Evaluated First National's consolidated results based upon a review of its annual financial statements for the three-year period ending December 31, 1999 and the quarter ended March 31, 2000;

         3. Reviewed Call Report information as of March 31, 2000 for First National;

         4. Conducted conversations with executive management regarding recent and projected financial performance of First National;

         5. Compared First National's recent operating results with those of certain other banks in Arkansas, Louisiana, Mississippi, and Texas which have recently been acquired;

         6. Compared First National's recent operating results with those of certain other banks located in the United States which have recently been acquired;

         7. Compared the pricing multiples for First National in the merger to those of certain other banks in Arkansas, Louisiana, Mississippi, and Texas which have recently been acquired;

         8. Compared the pricing multiples for First National in the merger to those of certain other banks located in the United States which have recently been acquired;

         9. Analyzed the net present value of the after-tax cash flows First National could produce through the year 2004, based on assumptions provided by management;

         10. Performed an affordability analysis based on the projections of earnings for the combined entity subsequent to the merger;

         11. Reviewed the historical stock price data and trading volume of the Corporation common stock and the lack of any active market for the common stock of First National; and

         12.      Performed such other analyses as it deemed appropriate.

         In connection with its review, the Advisor relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and the Advisor did not assume any responsibility for independent verification of such information. The Advisor assumed that internal confidential financial projections provided by First National were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of First National and did not independently verify the validity of such assumptions. The Advisor did not make any independent evaluation or appraisal of the assets or liabilities of First National nor was the Advisor furnished with any such appraisals. The Advisor did not examine any individual loan files of First National. The Advisor is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowance is, in the aggregate, adequate to cover such losses.

         With respect to Regions, the Advisor did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of Regions, was not furnished with any evaluations or appraisals, and did not review any individual loan files of Regions.

         The fairness opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to the Advisor as of July 18, 2000.

         In rendering the fairness opinion, the Advisor performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis of summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of the Advisor, and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, the Advisor believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be the Advisor's view of the actual value of First National.

         In performing its analyses, the Advisor made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of First National. The analyses performed by the Advisor are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, the Advisor's analyses should not be viewed as determinative of the opinion of the board of directors or the management of First National with respect to the value of First National.

         The following is a summary of the analyses performed by the Advisor in connection with its opinion. The following discussion contains financial information concerning First National and Regions as of March 31, 2000 and market information as of July 18, 2000. For the purposes of the following analysis, the Advisor utilized a value of the merger consideration of $15.10 per share based upon a Regions' ten-day average stock price of $21.44 per share as of July 17, 2000. The merger consideration may have a higher or lower value depending on the Regions stock price at the time of the merger.

         Analysis of Selected Transactions. The Advisor performed an analysis of premiums paid in selected recently completed acquisitions of banking organizations in Arkansas, Louisiana, Mississippi, and Texas and in the United States with comparable characteristics to the merger. Two sets of comparable transactions were analyzed to ensure a thorough comparison.

         The first set of comparable transactions consisted of a group of transactions in Arkansas, Louisiana, Mississippi, and Texas for which pricing data were available. These comparable transactions consisted of fourteen mergers and acquisitions of banks with assets between $200 million and $500 million which were completed between January 1, 1999 and July 17, 2000. The analysis yielded multiples of the purchase price in these transactions relative to:

         1. Book value ranging from 1.3 times to 5.6 times with an average of 2.5 times and a median of 2.3 times (compared with the multiples implied in the merger of 2.2 times March 31, 2000 book value for First National);

         2. Last twelve months earnings ranging from 11.6 times to 41.5 times with an average of 20.2 times and a median of 19.4 times (compared with the multiples implied in the merger of 10.0 times last twelve months earnings as of March 31, 2000 for First National and 13.1 times last twelve months core earnings as of March 31, 2000), Core earnings represent First National's earnings excluding recoveries, negative loan loss reserve provisions, and other unusual items;

         3. Total assets ranging between 15.1% and 47.4% with an average of 22.2% and a median of 19.4% (compared with the multiples implied in the merger of 19.7% of March 31, 2000 total assets for First National); and

         4. Total deposits ranging from 16.7% to 55.0% with an average of 27.0% and a median of 21.9% (compared with the multiples implied in the merger of 23.4% of deposits as of March 31, 2000 for First National).

         The second set of comparable transactions consisted of transactions in the United States with profitability, asset size and characteristics similar to First National for which pricing data were available. These comparable transactions consisted of seventy-one mergers and acquisitions of banks in the United States with total assets between $200 million and $500 million which were completed between January 1, 1999 and July 17, 2000. The analysis yielded multiples of the purchase price in these transactions relative to:

         1. Book value ranging from 1.1 times to 5.6 times with an average of 2.6 times and a median of 2.6 times (compared with the multiples implied in the merger of 2.2 times March 31, 2000 book value for First National);

         2. Last twelve months earnings ranging from 11.5 times to 58.8 times with an average of 24.1 times and a median of 22.7 times (compared with the multiples implied in the merger of 10.0 times last twelve months earnings as of March 31, 2000 for First National and 13.1 times last twelve months core earnings as of March 31, 2000). Core earnings represent First National's earnings excluding recoveries, negative loan loss reserve provisions, and other unusual items;

         3. Total assets ranging between 10.4% and 55.0% with an average of 28.4% and a median of 26.8% (compared with the multiples implied in the merger of 19.7% of March 31, 2000 total assets for First National); and

         4. Total deposits ranging from 8.5% to 47.4% with an average of 23.8% and a median of 22.5% (compared with the multiples implied in the merger of 23.4% of deposits as of March 31, 2000 for First National).

         Discounted Cash Flow Analysis. Using discounted cash flow analysis, the Advisor estimated the present value of the future after-tax cash flow streams that First National could produce through the year 2004, under various circumstances, assuming that it performed in accordance with the earnings/return projections provided by management.

         The Advisor estimated the terminal value for First National at the end of 2004 by capitalizing the final period projected earnings by the quotient of
(i) the assumed annual growth rate of the earnings of First National plus one and (ii) the difference between a range of required rates of return and the assumed annual growth rate of earnings in (i) above. The Advisor discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 8.0%) and the terminal values using discount rates ranging from 13% to 15%. The discount range was chosen to reflect different assumptions regarding the required rates of return of First National and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $10.10 to $12.40, compared to the value per share of the merger consideration to First National stockholders of $15.10 as of July 18, 2000.

     Comparable Company Analysis. The Advisor compared selected stock market results of Regions to the publicly available corresponding data of other composites which the Advisor deemed to be relevant, including SNL Securities, L.P.'s (i) index of all publicly traded banks, (ii) the SNL index of banks in the Southeastern Region, and (iii)the S&P 500. Regions' common stock price has exhibited some recent weakness relative to the selected indices this weakness is not material to the fairness from a financial point of view of the merger consideration as of the date of the fairness opinion.

         No company or transaction used in the comparable company and comparable transaction analyses is identical to First National, Regions, or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of First National and Regions and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

         Pursuant to an engagement letter dated August 19, 1999, between First National, and the Advisor, First National agreed to pay the Advisor a transaction fee calculated as follows:

                 CONSIDERATION AMOUNT                                TRANSACTION FEE
                 --------------------                                ---------------

         Less than $70 million                       0.55% of Total Consideration up to $70 million

         Greater than or equal to $70 million        5.0% of Consideration in excess of $70 million

         First National also agreed to indemnify and hold harmless the Advisor and its officers and employees against certain liabilities in connection with its services under the engagement letters, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of the Advisor or any matter for which the Advisor may have strict liability.

         The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any First National stockholder to vote in favor of the merger. No limitations were imposed on the Advisor regarding the scope of its investigation or otherwise by First National.

         Based on the results of the various analyses described above, the Advisor concluded that the merger consideration to be received by First National stockholders pursuant to the merger is fair from a financial point of view.

EFFECTIVE TIME OF THE MERGER

         After all conditions to the merger are satisfied or waived, the merger will become effective when Regions files certain certificates with the Secretaries of State of Delaware and Louisiana. The effective time of the merger will occur on the date and at the time that the such certificates are filed and declared effective. Unless otherwise agreed upon by Regions and First National, and subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the merger, the parties will use their reasonable efforts to cause the effective time of the merger to occur not later than the last business day of the month after the last of the following events occur: (1) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the merger and (2) the date on which the merger agreement is approved by the requisite vote of First National stockholders; or such later date within 30 days thereof as may be specified by Regions (but only to the extent that any delay within such additional 30 day period does not deprive the stockholders of First National of the right to receive a dividend on the shares of Regions common to be exchanged for their shares of First National common stock.)

         No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the merger can or will be satisfied. Regions and First National anticipate that all conditions to consummation of the merger will be satisfied so that the merger can be consummated during the third quarter of 2000. However, delays in the consummation of the merger could occur.

         The board of directors of either Regions or First National generally may terminate the merger agreement if the merger is not consummated by December 31, 2000, unless the failure to consummate by that date is the result of a breach of the merger agreement by the party seeking termination. See "-Conditions to Consummation of the Merger" and "-Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         Promptly after the effective time of the merger, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of First National a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of First National common stock for certificates representing shares of Regions common stock.

         FIRST NATIONAL STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. After you surrender to the exchange agent certificates for First National common stock with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of Regions common stock to which you are entitled and a check for the amount to be paid instead of any fractional share, without interest. Regions will not be obligated to deliver the consideration to you, as a former First National stockholder, until you have surrendered your First National common stock certificates. After the effective time of the merger, to the extent permitted by law, First National stockholders of record as of the effective time will be entitled to vote at any meeting of holders of Regions common stock the number of whole shares of Regions common stock into which their First National common stock has been converted, regardless of whether such stockholders have surrendered their First National common stock certificates. No dividend or other distribution payable after the effective time of the merger with respect to Regions common stock, however, will be paid to the holder of any unsurrendered First National certificate until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest.

         After the effective time of the merger, a First National stockholder will be unable to transfer shares of First National common stock. If certificates representing shares of First National common stock are presented for transfer after the effective time of the merger, they will be canceled and exchanged for the shares of Regions common stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Consummation of the merger is subject to a number of conditions, including, but not limited to:

- approval from the Board of Governors of the Federal Reserve System (which has been granted) and the expiration of all applicable waiting periods associated with such approval, without any conditions or restrictions (excluding requirements relating to the raising of additional capital or the disposition of assets or deposits) that would, in the reasonable judgment of Regions' board of directors, so materially adversely impact the economic benefits of the transactions contemplated by the agreement and plan of merger as to render inadvisable the consummation of the merger;

- the approval by the holders of the requisite number of shares of First National common stock;

- the absence of any action by any court or governmental authority restricting, prohibiting, or making illegal the consummation of the merger and the other transactions contemplated by the merger agreement; and

- the receipt of a satisfactory opinion of counsel that the merger qualifies for federal income tax treatment as a reorganization under
         Section 368(a) of the Code, with the effects described under "-- Federal Income Tax Consequences of the Merger," including, among others, that the exchange of First National common stock for Regions common stock will not give rise to recognition of gain or loss to First National stockholders, except to the extent of any cash received.

         Consummation of the merger also is subject to the satisfaction or waiver of various other conditions specified in the merger agreement which are customary in transactions of this nature, including, among others: (1) obtaining necessary consents and permits, (2) the delivery by Regions and First National of opinions of their respective counsel and certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the merger agreement and (3) as of the effective time of the merger, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.

REGULATORY APPROVALS

         Regions must receive certain regulatory approvals before the merger can be completed. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. It is also possible that any such approval may be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the merger agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

         Regions and First National are not aware of any material governmental approvals or actions that are required for consummation of the merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

         The merger requires the prior approval of the Federal Reserve Board, pursuant to Section 3 of the Bank Holding Company Act of 1956. In granting its approval under Section 3 of the Bank Holding Company Act, the Federal Reserve Board must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve Board from approving the merger (1) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (2) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve Board finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the Bank Holding Company Act, the merger may not be consummated until the 30th day following the date of Federal Reserve Board approval, which may be shortened by the Federal Reserve Board to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve Board's approval, unless a court specifically orders otherwise.

         The merger also is subject to review of the Louisiana Commissioner of Financial Institutions.

         The Federal Reserve Board has issued its approval of the merger, and the waiting period has not yet expired.

WAIVER, AMENDMENT, AND TERMINATION OF THE MERGER AGREEMENT

         Prior to the effective time of the merger, and to the extent permitted by law, any provision of the merger agreement generally may be (1) waived by the party benefitted by the provision or (2) amended by a written agreement between Regions and First National approved by their respective boards of directors; provided, however, that after approval by the First National stockholders, no amendment that pursuant to the Louisiana Business Corporation Law requires further approval of the First National stockholders, including decreasing the consideration to be received by First National stockholders, may be made without the further approval of such stockholders.

         The merger agreement may be terminated, and the merger abandoned, at any time prior to the effective time of the merger, either before or after approval by First National stockholders, under certain circumstances, including:

- by the board of directors of either party upon final denial of any required consent of any regulatory authority, if such denial is nonappealable or was not appealed within the time limit for appeal;

- by the board of directors of either party, if the holders of the requisite number of shares of First National common stock shall not have approved the merger agreement;

-        by mutual consent of the boards of directors of Regions and First
         National;

- by the board of directors of either party (provided the terminating party is not in material breach of any representation, warranty, covenant, or agreement included in the merger agreement), in the event of any inaccuracy in any representation or warranty by the other party which meets certain standards specified in the agreement and plan of merger and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party;

- by the board of directors of either party (provided the terminating party is not in material breach of any representation, or warranty included in the merger agreement), in the event of a breach by the other party of any covenant or agreement included in the agreement and plan of merger that cannot be cured within 30 days after giving notice to the breaching party; and

- by the board of directors of either party if the merger shall not have been consummated by December 31, 2000, but only if the failure to consummate the merger by such date has not been caused by the terminating party's breach of the merger agreement.

         If the merger agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the merger agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

         First National and Regions have each generally agreed to operate its business only in the usual, regular, and ordinary course, and to preserve intact its business organizations and assets and maintain its rights and franchises. Each has also agreed to take no action which would materially adversely affect the ability of either party to obtain any consents required for the merger or to perform its covenants and agreements under the merger agreement and to consummate the merger. The foregoing shall not prevent Regions or any subsidiary of Regions from discontinuing or disposing of any of its assets or business. Nor is Regions prevented from acquiring or agreeing to acquire any other entity or any assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its subsidiaries. In addition, the merger agreement includes certain other restrictions applicable to the conduct of the business of First National prior to consummation of the merger, as described below.

         First National. First National has agreed not to take certain actions relating to the operation of its business pending consummation of the merger without the prior written consent of Regions, which Regions has agreed shall not be unreasonably withheld. The actions First National has agreed not to take, subject to certain exceptions as specified in the merger agreement, are in the general categories of:

- amending its articles of incorporation, bylaws, or other governing instruments;

-        incurring indebtedness;

- acquiring any of its outstanding shares or making distributions, including payment of dividends, in respect to its outstanding shares;

-        issuing additional securities;

-        reclassifying capital stock or selling or encumbering assets;

-        acquiring or investing in other entities;

- increasing employees' salaries and benefits or accelerating the vesting of any stock-based compensation or employee benefits;

-        entering into or amending employment contracts;

-        adopting employee benefit plans or amending existing plans;

-        changing accounting methods or practices;

-        commencing or settling litigation; or

-        entering into or terminating material contracts.

The specific agreements not to take certain actions of such character, including the exceptions and contractually permitted actions, are set forth in the merger agreement, which is attached as Appendix A. See Article 7 of the merger agreement.

         In addition, First National has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. First National also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its board of directors. In addition, First National has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

MANAGEMENT FOLLOWING THE MERGER

         Upon consummation of the merger, the present officers and directors of Regions will retain their respective positions with Regions. Information pertaining to the directors and executive officers of Regions, executive compensation, certain relationships and related transactions, and other related matters is included in Regions' Annual Report on Form 10-K for the year ended December 31, 1999, incorporated herein by reference. See "Where You Can Find More Information."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Regions has agreed to indemnify for a period of ten years after the completion of the merger the present and former directors, officers, employees, and agents of First National and its subsidiaries against certain liabilities arising out of actions or omissions occurring at or prior to the time the merger becomes effective (including the merger) to the full extent permitted under Louisiana law, and First National's articles of incorporation and bylaws.

         The merger agreement also provides that, after the effective time of the merger, Regions will provide generally to officers and employees of First National and its subsidiaries who, at or after the effective time, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions common stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with First National or its subsidiaries prior to the effective time of the merger will be treated as service with Regions or its subsidiaries. The merger agreement further provides that Regions will cause First National to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between First National or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the effective time of the merger under First National's benefit plans.

         Regions has entered into agreements with Thomas D. Fowler, Chief Executive Officer of Security First National Bank, and Donald S. Kramer, President of First National and Security First National Bank, under which each executive has agreed to remain employed by Security First National Bank following the merger. Also, upon completion of the merger, Regions has agreed to issue to each of these executives restricted stock under Regions' 1999 long term incentive plan having a value of $65,000, with restrictions that will lapse on the earlier of one year after the date of the merger or upon the executive's death. If the executive's employment is terminated after the merger by Regions without cause or by the executive for good reason, both as defined in the agreement, then Regions must pay to the executive $65,000 cash in a lump sum, in place of the restricted stock.

         Upon completion of the merger, Mr. Fowler and Mr. Kramer will become entitled to lump sum payments in settlement of First National's obligations under existing benefit agreements, in the amounts of $271,200 for Mr. Fowler and $271,200 for Mr. Kramer. Such payments will satisfy in full the parties' rights and obligations under the existing benefit agreements.

         As described above under "-Treatment of First National Options," the merger agreement also provides that all rights with respect to First National common stock pursuant to stock options or stock appreciation rights granted by First National under its stock option and other stock-based compensation plans which are outstanding at the effective time of the merger, whether or not then exercisable, will be converted into and will become rights with respect to Regions common stock, and Regions will assume each of such options in accordance with its terms.

         As of the record date, directors and executive officers of First National owned an immaterial number of shares of Regions common stock.

DISSENTING STOCKHOLDERS

         If the merger is approved by less than 80% of First National's common stock, each First National stockholder who objects to the merger shall be entitled to the rights and remedies of dissenting stockholders provided in
Section 131 of the Louisiana Business Corporation Law.

         The following is a summary of the steps to be taken by a First National stockholder who is interested in perfecting such holder's dissenters' rights and should be read in conjunction with the full text of Section 131 of the Louisiana Business Corporation Law. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the statute in order for holders of First National common stock to perfect their dissenters' rights. If the merger is approved by 80% or more of the total voting power of First National, then dissenters' rights, in accordance with the Louisiana Business Corporation Law, will not be available.

         Any written objection, demand, or notice required by the Louisiana Business Corporation Law in connection with the exercise of dissenters' rights should be sent to First National or, following the merger, to Regions, in either case to 625 Murray Street, Alexandria, Louisiana, 71301, Attention: Corporate Secretary. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.

         Any holder of First National common stock who wishes to receive in cash the "fair value" of such shares (determined as of the day before the merger agreement is approved by the stockholders) may elect to do so by taking all of the following steps:

- Such stockholder must file with First National, prior to or at the Special Meeting, a written objection to the proposed merger.

- Such stockholder MUST ALSO vote such holder's shares of First National common stock against the merger. If the merger is approved by the required vote, but by less than 80% of the total voting power, and the merger authorized thereby is effected, the corporation (referring in the remainder of this section to First National or, if after the effective date of the merger, Regions, as the then successor to First National) promptly thereafter shall give written notice thereof, by registered mail, to each stockholder who both filed such written objection to, and voted such holder's shares against, the merger, at such stockholder's last address on First National' records.

- Each such stockholder, within 20 days after the mailing of such notice to such holder, but not thereafter, must file with the corporation a demand in writing for the fair cash value of such holder's shares of First National common stock as of the day before such vote was taken, and such holder must state in such demand the value demanded and a post office address to which the reply of the corporation may be sent.

- At the same time, such stockholder must deposit in escrow in a chartered bank or trust company located in Rapides Parish, Louisiana the certificates representing such holder's shares of First National common stock, duly endorsed and transferred to the corporation upon the sole condition that such certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of Section 131 of the Louisiana Business Corporation Law.

- With the demand, the stockholder must deliver to the corporation the written acknowledgment of such bank or trust company that it so holds such holder's certificates of First National common stock.

         Any stockholder who fails to take each of the required actions outlined above in a timely manner will not be entitled to exercise the rights of a dissenting stockholder.

         Unless the objection, demand, and acknowledgment are made and delivered by the stockholder within the required time period, such holder conclusively shall be presumed to have acquiesced in the merger. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, within 20 days after receipt of such demand and acknowledgment, it shall notify the stockholder in writing, at the designated post office address, of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied stockholder, the value demanded.

         In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions described above, the dissatisfied stockholder, within 60 days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, in the district court of Rapides Parish, Louisiana praying the court to fix and decree the fair cash value of the dissatisfied stockholder's shares of First National common stock as of the day before the stockholder vote on the merger agreement was taken, and the court, on such evidence as may be adduced in relation thereto, shall determine summarily whether any payment is due and, if so, shall determine such cash value and render judgment accordingly. Any stockholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in such suit filed by another stockholder and recover therein judgment against the corporation for the fair cash value of such holder's shares of First National common stock. Failure of the stockholder to bring suit, or to intervene in such a suit, within 60 days after receipt of notice of disagreement by the corporation conclusively shall bind the stockholder (i) to acquiesce in, and not contest, the corporation's statement that no payment is due or (ii) if the corporation does not contend that no payment is due, to accept the value of such holder's shares of First National common stock as fixed by the corporation in its notice of disagreement.

         A stockholder, upon filing a demand for the value of such holder's shares, shall cease to have any of the rights of a stockholder, except the rights accorded by Section 131 of the Louisiana Business Corporation Law. Such a demand may be withdrawn by the stockholder at any time before the corporation gives notice of disagreement, as provided by the Louisiana Business Corporation Law. After such notice of disagreement is given, withdrawal of the demand shall require the consent of the corporation. If a demand is withdrawn, or the merger is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for such holder's shares of First National common stock, or the stockholder shall otherwise lose such holder's dissenters' rights, such holder shall not have the right to receive a cash payment for such holder's shares of First National common stock, such holder's share certificates shall be returned (and, on such holder's request, new certificates shall be issued in exchange for the old ones endorsed to the corporation), and such holder shall be reinstated to all rights as a stockholder as of the filing of such holder's demand for value, including the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the corporation's board of directors as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

         Any dissenting First National stockholder who perfects such holder's right to be paid the value of such holder's shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See "--Federal Income Tax Consequences of the Merger."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         THE FOLLOWING IS A DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF FIRST NATIONAL COMMON STOCK. THIS DISCUSSION MAY NOT APPLY TO SPECIAL SITUATIONS, SUCH AS FIRST NATIONAL STOCKHOLDERS, IF ANY, WHO HOLD FIRST NATIONAL COMMON STOCK OTHER THAN AS A CAPITAL ASSET, WHO RECEIVED FIRST NATIONAL COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, WHO HOLD FIRST NATIONAL COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION," OR WHO ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS, AND DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THIS DISCUSSION IS BASED UPON LAWS, REGULATIONS, RULINGS AND DECISIONS NOW IN EFFECT AND ON PROPOSED REGULATIONS, ALL OF WHICH ARE SUBJECT TO CHANGE (POSSIBLY WITH RETROACTIVE EFFECT) BY LEGISLATION, ADMINISTRATIVE ACTION, OR JUDICIAL DECISION. NO RULING HAS BEEN OR WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE ON ANY MATTER RELATING TO THE TAX CONSEQUENCES OF THE MERGER.

         Consummation of the merger is conditioned upon receipt by Regions and First National of an opinion from Alston & Bird LLP, special counsel to Regions, concerning the material federal income tax consequences of the merger. Based upon the assumption that the merger is consummated in accordance with the merger agreement and upon factual statements and factual representations made by Regions and First National, it is such firm's opinion that:

         1. The merger will constitute a reorganization within the meaning of
Section 368(a) of the Code, and First National and Regions will each be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

         2. No gain or loss will be recognized by holders of First National common stock upon the exchange in the merger of all of their First National common stock solely for shares of Regions common stock (except with respect to any cash received in lieu of fractional share interests in Regions common stock).

         3. The aggregate tax basis of the Regions common stock received by the First National stockholders who exchange all of their First National common stock solely for Regions common stock in the merger will be the same as the tax basis of the First National common stock surrendered in exchange therefor, less the basis of any fractional share of Regions common stock settled by cash payment.

         4. The holding period of the Regions common stock received by the First National stockholders who exchange all of their First National common stock solely for Regions common stock in the merger will include the holding period of the First National common stock surrendered in exchange therefor, provided that such First National common stock is held as a capital asset at the effective time of the merger.

         5. The payment of cash to First National stockholders in lieu of fractional share interests of Regions common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the Regions common stock redeemed, as provided in Section 302(a) of the Internal Revenue Code.

         6. Where solely cash is received by a First National stockholder in exchange for First National common stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's First National common stock, subject to the provisions and limitations of Section 302 of the Internal Revenue Code.

         THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. FIRST NATIONAL STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL, AND FOREIGN LAW.

ACCOUNTING TREATMENT

         It is anticipated that the merger will be accounted for as a "purchase," as that term is used pursuant to generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of First National as of the effective time of the merger will be recorded at their estimated respective fair values and added to those of Regions. Financial statements of Regions issued after the effective time will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of First National.

EXPENSES AND FEES

         The merger agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the merger agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement-Prospectus.

RESALES OF REGIONS COMMON STOCK

         The Regions common stock to be issued to First National stockholders in the merger has been registered under the Securities Act of 1933. All shares of Regions common stock received by stockholders of First National in the merger will be freely transferable after the merger by those stockholders of First National who are not considered to be "affiliates" of First National. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with First National at the time of the special meeting (generally, executive officers, directors, and 10% or greater stockholders). Affiliates may not sell shares of Regions common stock acquired in connection with the merger, except pursuant to an effective registration statement under the Securities Act or in compliance with Rule 145 promulgated under the Securities Act or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

         Rule 145 promulgated under the Securities Act restricts the sale of Regions common stock received in the merger by affiliates and certain of their family members and related interests. Under the rule, during the one-year period following the effective time of the merger, affiliates of First National may resell publicly the Regions common stock received by them in the merger subject to certain limitations as to the amount of Regions common stock sold in any three-month period and as to the manner of sale, and subject to the timeliness of Regions' periodic reporting obligations with the Securities and Exchange Commission. After the one-year period and within two years following the effective time of the merger, affiliates of First National who are not affiliates of Regions may effect such resales subject only to the timeliness of Regions' periodic reporting requirements. After two years, such affiliates of First National who are not affiliates of Regions may resell their shares without restriction. Persons who are affiliates of

Regions after the effective time of the merger may publicly resell the Regions common stock received by them in the merger subject to similar limitations and subject to certain filing requirements specified in SEC Rule 144. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell Regions common stock received in the merger. Affiliates also would be permitted to resell Regions common stock received in the merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement-Prospectus does not cover any resales of Regions common stock received by persons who may be deemed to be affiliates of First National or Regions.

         Each person who First National reasonably believes will be an affiliate of First National has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions common stock to be received by such person upon consummation of the merger, except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         As a result of the merger, holders of First National common stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Business Corporation Law and First National's articles of incorporation, as amended, and bylaws, for shares of Regions, a Delaware corporation governed by the Delaware General Corporation Law and Regions' certificate of incorporation and bylaws. Certain significant differences exist between the rights of First National stockholders and those of Regions stockholders. The material differences are summarized below. In particular, Regions' certificate of incorporation and bylaws contain several provisions that under certain circumstances may have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' board of directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Business Corporation Law and the Delaware General Corporation Law as well as to Regions' certificate of incorporation and bylaws and First National's articles of incorporation and bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

         The provisions of Regions' certificate of incorporation and bylaws described below under the headings, "-Authorized Capital Stock," "-Amendment of Certificate or Articles of Incorporation and Bylaws," "-Classified Board of Directors and Absence of Cumulative Voting," "-Removal of Directors," "-Limitations on Director Liability," "-Special Meetings of Stockholders," "-Actions by Stockholders Without a Meeting," "-Stockholder Nominations," and "-Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware General Corporation Law described under the heading "-Business Combinations With Certain Persons," are referred to herein as the "protective provisions." In general, one purpose of the protective provisions is to assist Regions' board of directors in playing a role in connection with attempts to acquire control of Regions, so that the board of directors can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the board of directors determines that a sale of control is in their best interests, by enhancing the board of directors' ability to maximize the value to be received by the stockholders upon such a sale.

         Although Regions' management believes the protective provisions are beneficial to Regions' stockholders, the protective provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the protective provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

         The protective provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions common stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the protective provisions may decrease the market price of Regions common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The protective provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the board of directors and management. Furthermore, the protective provisions may make it more difficult for Regions' stockholders to replace the board of directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the protective provisions may tend to perpetuate the incumbent board of directors and management.

AUTHORIZED CAPITAL STOCK

         Regions. The certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Regions common stock and 5,000,000 shares of preferred stock. At March 31, 2000, 222,171,783 shares of Regions common stock were issued, including 1,750,000 treasury shares, and 220,421,783 shares were outstanding. Regions' board of directors may authorize the issuance of additional shares of Regions common stock or preferred stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The certificate of incorporation does not provide preemptive rights to Regions stockholders.

         The authority to issue additional shares of Regions capital stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions common stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions common stock (or the right to receive Regions common stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions. Regions has committed not to issue shares of preferred stock for any anti-takeover purpose, including any purpose to make a change in control of Regions more costly or difficult.

         First National. First National's authorized capital stock consists of 10,000,000 shares of First National common stock, which is the only class of capital stock authorized and of which 3,412,417 shares were issued and outstanding and 177,150 were held in treasury as of the record date.

         Pursuant to the Louisiana Business Corporation Law, First National's board of directors may authorize the issuance of additional shares of First National common stock without further action by First National's stockholders. First National's articles of incorporation, as amended, provide the stockholders of First National with preemptive rights to purchase or subscribe to any unissued authorized shares of First National common stock subject to certain exceptions.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

         Regions. The Delaware General Corporation Law generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (1) all shares entitled to vote thereon and (2) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The certificate of incorporation states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the certificate of incorporation and bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions common stock.

         The certificate of incorporation also provides that the board of directors has the power to adopt, amend, or repeal the bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions common stock.

         First National. The Louisiana Business Corporation Law generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of two-thirds of the voting power present at a meeting, unless the articles of incorporation provide for a higher or lower voting requirement.

         The Louisiana Business Corporation Law provides that the board of directors has the power to amend or alter the bylaws, provided shareholders may repeal any bylaws so made.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

         Regions. The certificate of incorporation provides that Regions' board of directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

         The effect of Regions' having a classified board of directors is that only approximately one-third of the members of the board of directors are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the board of directors. The purpose of dividing Regions' board of directors into classes is to facilitate continuity and stability of leadership of Regions by ensuring that experienced personnel familiar with Regions will be represented on Regions' board of directors at all times, and to permit Regions' management to plan for the future for a reasonable time. However, by potentially delaying the time within which an acquirer could obtain working control of the board of directors, this provision may discourage some potential mergers, tender offers, or takeover attempts.

         Pursuant to the certificate of incorporation, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of Regions common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions common stock to obtain representation on Regions' board of directors.

         First National. First National's articles of incorporation do not provide for a classified board of directors. Holders of First National common stock are not afforded cumulative voting rights.

REMOVAL OF DIRECTORS

         Regions. Under the certificate of incorporation, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

         First National. The Louisiana Business Corporation Law permits stockholders to remove any director, with or without cause, by vote of a majority of the total voting power at any special meeting called for that purpose.

LIMITATIONS ON DIRECTOR LIABILITY

         Regions. The certificate of incorporation provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

         Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

         First National. First National's articles of incorporation do not include a similar provision.

INDEMNIFICATION

         Regions. The certificate of incorporation provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware General Corporation Law. Under Section 145 of the Delaware General Corporation Law as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

         First National. First National's articles of incorporation provide for mandatory indemnification of its directors and officers with substantially the same effect as in the case of Regions. The Louisiana Business Corporation Law permits, but does not require, indemnification of employees and agents who meet specified standards of conduct except that indemnification of directors, officers, employees, and agents is mandatory, as is the case and to the same extent as under the Delaware General Corporation Law described above, whenever any such person has been successful in the defense of a claim.

SPECIAL MEETINGS OF STOCKHOLDERS

         Regions. Regions' certificate of incorporation and bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the board of directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' board of directors call such a meeting. This provision, combined with other provisions of the certificate of incorporation and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' board of directors by calling a special meeting of stockholders at which such stockholder could replace the entire board of directors with nominees who were in favor of such proposal.

         First National. Under the Louisiana Business Corporation Law, a special meeting of stockholders may be called by stockholders holding at least 20% of a corporation's voting power.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

         Regions. The certificate of incorporation provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the board of directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

         First National. Under the Louisiana Business Corporation Law, action requiring or permitting stockholder approval may be approved by written consent of all stockholders entitled to vote at a meeting of stockholders. In that it would be impractical to obtain the consent of all stockholders, the inability of stockholders to effect action without a meeting is substantially the same as for Regions.

STOCKHOLDER NOMINATIONS

         Regions. Regions' certificate of incorporation and bylaws provide that any nomination by stockholders of individuals for election to the board of directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (1) the name, age, business, and, if known, residential address of each nominee, (2) the principal occupation or employment of each such nominee, and (3) the number of shares of Regions capital stock beneficially owned by each such nominee. The board of directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

         First National. First National's articles of incorporation and bylaws do not provide for special nominating procedures for election of directors.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

         Regions. The certificate of incorporation generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (1) any merger or consolidation with or into any other corporation, or (2) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' board of directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the board of directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware General Corporation Law generally requires the approval of a majority of the outstanding voting stock of Regions to effect (1) any merger or consolidation with or into any other corporation, (2) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (3) the dissolution of Regions. However, pursuant to the Delaware General Corporation Law, Regions may enter into a merger transaction without stockholder approval if (1) Regions is the surviving corporation, (2) the agreement of merger does not amend in any respect Regions' certificate of incorporation, (3) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (4) either no shares of Regions common stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions common stock outstanding immediately prior to the effective date of the merger.

         First National. The Louisiana Business Corporation Law generally requires the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller vote, but not less than a majority of the voting power present or of the total voting power, as the articles of incorporation may prescribe, to effect (1) any merger, consolidation, or share exchange with or into any other corporation, or (2) any sale or lease of all or substantially all of the assets of the corporation if the corporation is not insolvent. First National's articles of incorporation do not provide for any larger or smaller vote.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

         Regions. Section 203 of the Delaware General Corporation Law ("Section 203") places certain restrictions on "business combinations" (as defined in
Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.

         Regions has not specifically elected to avoid the application of
Section 203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless
(1) prior to the time when the person or entity becomes an interested stockholder, Regions' board of directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (2) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (3) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' board of directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

         First National. Section 133 of the Louisiana Business Corporation Law ("Section 133") places similar restrictions on "business combinations" (as defined in Section 132(4) of the Louisiana Business Corporation Law, generally including mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by Louisiana corporations with an "interested stockholder" (as defined in Section 132(9) of the Louisiana Business Corporation Law, generally the beneficial owner of 10% or more of the voting power of the then outstanding voting stock). Section 133 generally applies to business combinations of Louisiana corporations having greater than 100 beneficial owners of its stock or which did not have an interested stockholder on January 1, 1985, unless the articles of incorporation expressly provide otherwise. Section 133 generally does not apply if specified conditions are met, including a condition that the stockholders receive in the business combination consideration for their shares of stock in the corporation that is no less than the highest of several different standards provided for by Section 134B, one of which is that the price must be no less than the highest price as the interested stockholder paid for shares of stock in the corporation acquired by such interested stockholder within two years of such business combination.

         As First National has not generally elected to avoid the application of
Section 133, Section 133 generally would prohibit a business combination by First National with an interested stockholder unless the consideration to be received meets the standard described in the preceding sentence or unless the business combination is recommended by First National's board of directors and approved by the affirmative vote of at least each of the following: (1) 80% of the votes entitled to be cast by outstanding shares of First National voting stock voting together as a single voting group and (2) two-thirds of the votes entitled to be cast by holders of First National voting stock, other than voting stock held by the interested stockholder who is a party to the business combination with First National, voting together as a single voting group. As Regions is not an "interested stockholder" with respect to First National,
Section 133 does not apply to the merger.

         Under Sections 135 through 140.2 of the Louisiana Business Corporation Law (the "Control Share Law"), a person who acquires shares in certain Louisiana corporations (including First National) and as a result increases such person's voting power in the corporation to or above any of three threshold levels (i.e., 20%, 33 1/3%, and 50%), acquires the voting rights with respect to such shares only to the extent granted by a majority in voting interest of the pre-existing, disinterested stockholders of the corporation. Certain acquisitions of shares are exempted from the provisions of the Control Share Law, including acquisitions pursuant to a merger, consolidation, or share exchange agreement to which the corporation is a party. Since Regions' acquisition of First National common stock is to be made pursuant to a merger and First National and Regions are parties to the merger agreement with respect thereto, the Control Share Law does not apply to the merger.

DISSENTERS' RIGHTS

         Regions. The rights of dissenting stockholders of Regions are governed by the Delaware General Corporation Law. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (1) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (2) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions common stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions common stock do not have dissenters' rights.

         First National. A summary of the pertinent provisions of the Louisiana Business Corporation Law pertaining to dissenters' rights is set forth under the caption "The Merger--Dissenting Stockholders," and such provisions are included as Appendix C. If the merger is consummated, stockholders of First National will have dissenters' rights as there described unless the merger receives the favorable vote of at least 80% of the total outstanding shares.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         Regions. The Delaware General Corporation Law provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

         First National. Pursuant to the Louisiana Banking Law, upon written notice of a demand to inspect corporate records, one or more stockholders who have owned at least 2% of the outstanding stock (25% in the case of a business competitor) for at least six months are entitled to inspect specified corporate records.

DIVIDENDS

         Regions. The Delaware General Corporation Law provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Supervision and Regulation-Payment of Dividends" and "Comparative Market Prices and Dividends."

         First National. Pursuant to the Louisiana Business Corporation Law, a board of directors may from time to time make distributions out of surplus, as defined in the Louisiana Business Corporation Law, to its stockholders, subject to restrictions in its articles of incorporation, except (1) when the corporation is insolvent, or (2) at a time when the corporation's assets are exceeded by its liabilities, or when the net assets are less than the aggregate amount payable on liquidation to any shares of First National common stock which have preferential rights in the event of liquidation. Substantially all of the funds available for the payment of dividends by First National are derived from Security First National Bank, which is subject to federal and state statutory limitations on its ability to pay dividends.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         Regions common stock is quoted on the Nasdaq National Market under the symbol "RGBK." First National common stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions common stock as reported on the Nasdaq National Market, the high and low prices of First National common stock based on the transactions known to First National management, and the cash dividends declared per share of Regions and First National common stock. For the indicated period there has been only a very limited number of transactions in First National common stock and all such transactions have involved limited numbers of shares.


                                               REGIONS                                    FIRST NATIONAL
                                     PRICE RANGE      CASH DIVIDENDS                               CASH DIVIDENDS
                                  -----------------      DECLARED                                     DECLARED
                                   HIGH        LOW       PER SHARE               HIGH       LOW       PER SHARE
                                  ------     ------   --------------            ------    ------   --------------

1998
First Quarter ................    $43.50     $37.94       $  .23                $10.00    $10.00        $ --
Second Quarter................     45.25      38.66          .23                 10.00     10.00         .65
Third Quarter ................     42.69      33.81          .23                 10.00     10.00          --
Fourth Quarter ...............     40.69      30.25          .23                 10.00     10.00         .10

1999
First Quarter.................     41.44      34.63          .25                 10.00     10.00          --
Second Quarter................     39.13      34.72          .25                 10.00     10.00         .10
Third Quarter.................     38.94      29.81          .25                 10.00     10.00         .55
Fourth Quarter................     31.25      23.38          .25                 10.00     10.00         .10

2000
First Quarter.................     24.31      18.44          .27                 13.50     10.00          --
Second Quarter ...............     24.50      19.19          .27                 10.00     10.00         .63
Third Quarter (through
    July 17, 2000) ...........     21.94      21.00          .27                 10.00     10.00          --

         On July 17, 2000, the last reported sale price of Regions common stock as reported on the Nasdaq National Market, was $21.19. On April 3, 2000, the last business day prior to public announcement of the proposed merger, the last reported sale price of Regions common stock as reported on the Nasdaq National Market, was $24.50. First National Common Stock has generally traded for $10.00 per share, except that in March, 2000, approximately 49,300 shares were purchased from a former director for a total price of $13.50 per share.

         The holders of Regions common stock are entitled to receive dividends when and if declared by the board of directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions common stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the board of directors' consideration of other relevant factors.

         Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Supervision and Regulation-Payment of Dividends."

                        INFORMATION ABOUT FIRST NATIONAL

         First National is a bank holding company organized under the laws of the state of Louisiana with its principal executive office located in Alexandria, Louisiana. First National operates principally through Security First National Bank, which is a national bank and which provides a range of consumer and commercial banking services through seven offices in Rapides and Lincoln Parishes in central and northern Louisiana. At March 31, 2000, First National had total consolidated assets of approximately $258 million, total consolidated deposits of approximately $218 million, and total consolidated stockholders' equity of approximately $23 million. First National's principal executive office is located at 625 Murray Street, Alexandria, Louisiana, 71301 and its telephone number at such address is (318) 445-4531.

         All of First National's facilities are owned by it except one, which is held under a long term lease.

COMPETITION

         First National encounters vigorous competition in its market areas for the provision of depository institution financial services from a number of sources, including bank holding companies and commercial banks, savings and loan associations and other thrift institutions, credit unions, other financial institutions, and financial intermediaries that operate in First National's market area. Regional interstate banking laws and other recent federal and state laws have resulted in increased competition from both conventional banking institutions and other businesses offering financial services and products. Security First National Bank also competes for interest bearing funds with a number of other financial intermediaries and nontraditional consumer investment alternatives, including brokerage firms, consumer finance companies, commercial finance companies, credit unions, money market funds, and federal, state, and municipal issuers of short term obligations. Many of these competitors have greater financial resources than Security First National Bank. At March 31, 2000, there were approximately 14 commercial banks, 1 savings bank, and 19 credit unions competing with Security First National Bank in the Bank's market area.

LEGAL PROCEEDINGS

         First National and Security First National Bank are not parties to any material legal proceedings other than ordinary routine litigation incidental to their business.

MANAGEMENT

         The following table presents information about the directors and executive officers of First National and Security First National Bank. Unless otherwise indicated, each person has sole voting and investment powers over the indicated shares.


                               PRESENT OCCUPATION               POSITION AND             DIRECTOR OR      NUMBER OF SHARES
                                  AND PRINCIPAL                 OFFICES HELD              EXECUTIVE         OWNED AT THE
                                 OCCUPATION FOR              WITH FIRST NATIONAL           OFFICER         RECORD DATE AND
        NAME                     LAST FIVE YEARS                  AND BANK                  SINCE         PERCENT OF CLASS
        ----                   ------------------            -------------------         ------------     ----------------

Michael A. Bindursky          President-Alexandria                                          1996             4,258      .1%
                                  Iron & Supply

Henry E. Blake            Vice Chairman/Trust Officer-    Vice Chairman/Trust Officer-      1971           240,996     7.1
                             Security First National       Security First National
                                      Bank                          Bank

Scott O. Brame                       Retired                  Chairman-Security             1976            41,000     1.2
                                                             First National Bank

Jack T. Cappel                      Physician                                               1962            76,500     2.2
                                  Retired 1999

Deborah N. Eddlemon             Financial Manager                                           1993            25,000      .7
                            Utilitech Solutions, LLC
                             (a subsidiary of Cleco
                                   Corp)(1 yr)
                                Controller-Rankin
                                Automotive (4 yrs)

Thomas D. Fowler               CEO-Security First            CEO-Security First             1992           103,249     3.0
                                  National Bank                 National Bank

Quintin H. Hartt                  President-Red                                             1986            32,745     1.0
                                 River Rarities

Michael L. Jenkins              President-Jenkins                                           1993            92,658     2.7
                               Financial Services

Donald S. Kramer               President-Security            President-Security             1981            56,636     1.7
                               First National Bank           First National Bank
                                & First National              & First National

Alfred A. Mansour                   Physician                                               1996             4,339      .1

C.E. Provine                    President-Provine                                           1982           195,047     5.7
                                     Studios

Jimmy L. Terrill               Chairman-Louisiana                                           1982            41,050     1.2
                                 Energy (2 yrs)
                                Chairman/CEO-Gulf
                               State Gas Pipeline
                                  Corp (3 yrs)

E.S.Voelker                   President-Alexandria                                          1966            10,616      .3
                                Bonded Warehouse

Foster Walker, III              President-Walker                                            1978           103,178     3.0
                                Oldsmobile, Inc.

James W. Welch, Jr.                 Physician                                               1979           130,886     3.8

Glenn W. Butler               Executive Vice Pres.          Executive Vice Pres.            1991            17,500      .5
                             Security First National       Security First National
                                      Bank                          Bank
                                                             Secretary-Security
                                                             First National Bank
                                                               Secretary-First
                                                             National Bancshares

Jennifer Cicardo                 VP Comptroller                VP Comptroller               1998                61        *
                                 Security First                Security First
                                  National Bank                 National Bank
                                    Treasurer                     Treasurer
                                 First National                First National

* less than .1%.

TRANSACTIONS WITH MANAGEMENT

         In the ordinary course of business, Security First National Bank has loans, deposits and other transactions with its executive officers, directors, and organizations with which such persons are associated. Such transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate amount of loans to the aforementioned persons and company(s) in which they have a 10% or more ownership interest as of March 31, 2000, was approximately $9,543,000.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information concerning the beneficial owners of more than 5.0% of First National common stock, as of the record date.


                          NAME AND ADDRESS                    AMOUNT OF            PERCENT OF
TITLE OF CLASS           OF BENEFICIAL OWNER                  OWNERSHIP              CLASS
--------------           -------------------                  ---------            ----------

Common Stock             Henry Blake                           240,996                7.1%
                         P.O. Box 231
                         Alexandria, LA. 71301

Common Stock             C. E. Provine                         195,047                 5.7
                         P.O. Box 7298
                         Alexandria, LA. 71309

                            INFORMATION ABOUT REGIONS

GENERAL

         Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 740 banking offices located in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee, and Texas as of March 31, 2000. At that date, Regions had total consolidated assets of approximately $41.4 billion, total consolidated deposits of approximately $32.0 billion, and total consolidated stockholders' equity of approximately $3.1 billion. Regions has banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

         Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 944-1300.

         Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

         Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement-Prospectus. See "Where You Can Find More Information."

RECENT DEVELOPMENTS

         Since December 31, 1999, and as of the date of this Proxy Statement-Prospectus, Regions has completed the acquisitions of one financial institution and has entered into definitive agreements to acquire two financial institutions in addition to the merger. Certain aspects of the completed and other pending acquisitions are presented in the following table:


                                                                               CONSIDERATION
                                                                            -------------------
                                                                   APPROXIMATE
                                                            ------------------------                  ACCOUNTING
             INSTITUTION                                    ASSET SIZE(1)   VALUE(1)       TYPE        TREATMENT
                                                            -------------   --------       ----       ----------
                                                                 (In millions)

Recently Completed Acquisition

LCB Corporation, located in Fayetteville, Tennessee         $     173       $   28        Regions      Purchase
                                                                                          Common
                                                                                          Stock

                                                                               CONSIDERATION
                                                                            -------------------
                                                                   APPROXIMATE
                                                            ------------------------                  ACCOUNTING
             INSTITUTION                                    ASSET SIZE(1)   VALUE(1)       TYPE        TREATMENT
                                                            -------------   --------       ----       ----------
                                                                 (In millions)


Other Pending Acquisitions

East Coast Bank Corporation, located in Ormond Beach,       $     108        $   11       Regions      Purchase
Florida                                                                                   Common
                                                                                           Stock

Heritage Bancorp, Inc., located in Hutto, Texas                    97            17       Regions      Purchase
                                                                                          Common
                                                                                           Stock

---------------
(1) Calculated as of the date of consummation in the case of the completed acquisitions and as of the date of announcement of the transaction in the case of pending acquisitions.

         Consummation of the other pending acquisitions is subject to the approval of certain regulatory agencies and approval of the stockholders of the institutions to be acquired. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.

         If the other pending acquisitions and the merger had been consummated on March 31, 2000, as of that date Regions' total consolidated assets would have been increased by approximately $473 million to approximately $41.9 billion; its total consolidated deposits would have increased by approximately $412 million to approximately $32.4 billion; and its total consolidated stockholders' equity would have increased by approximately $40 million to approximately $3.2 billion.

REGIONS' SECOND QUARTER 2000 OPERATING RESULTS

         For the second quarter ended June 30, 2000, Regions reported net income of $125.3 million or $.57 per diluted share, representing a 8% decline in net income and a 5% decline on a per share basis, over the same period of 1999. For the six months ended June 30, 2000, Regions reported net income of $271.3 million or $1.22 per diluted share, representing a 4% increase on a per-share basis over the same period of 1999. Operating income totaled $253.5 million or $1.14 per diluted share for the first six months of 2000, a 3% decline on a per share basis compared to the same period of 1999. For the first six months of 2000, the annualized return on average total assets was 1.29%, and the annualized return on average stockholders' equity was 17.45%. Based on operating income, annualized return on average assets was 1.20%, and annualized return on average equity was 16.30% for the six months ended June 30, 2000. At June 30, 2000, the ratio of stockholders' equity to total assets was 7.43%. As of June 30, 2000, Regions had total consolidated assets of approximately $42.9 billion, total consolidated deposits of approximately $32.5 billion, and total consolidated stockholders' equity of approximately $3.2 billion.

                           SUPERVISION AND REGULATION

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and First National. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1999. See "Where You Can Find More Information."

GENERAL

         Regions and First National are both bank holding companies registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act. As such, Regions and First National and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

         The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before: (1) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (2) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (3) it may merge or consolidate with any other bank holding company.

         The Bank Holding Company Act further provides that the Federal Reserve Board may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

         The Bank Holding Company Act generally prohibits Regions and First National from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve Board must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

         In November, 1999, the President signed the Gramm-Leach-Bliley Act, which significantly relaxes previously existing restrictions on the activities of banks and bank holding companies. Effective in March 2000, an eligible bank holding company may elect to be a "financial holding company" and thereafter may engage in a range of activities that are financial in nature and that were not previously permissible for banks and bank holding companies. For a bank holding company to be eligible for financial holding company status, all of its subsidiary financial institutions must be well-capitalized and well managed. It effects financial holding company status by filing a declaration with the Federal Reserve Board that it elects to be a financial holding company. A financial holding company may engage directly or through a subsidiary in the statutorily authorized activities of securities dealing, underwriting, and market making, insurance underwriting and agency activities, merchant banking, and insurance company portfolio investments, and in any activity that the Federal Reserve Board determines by rule or order to be financial in nature or incidental to such financial activity. The Federal Reserve Board must deny expanded authority to any bank holding company that received less than a satisfactory rating on its most recent Community Reinvestment Act review as of the time it submits its declaration. Although Regions currently meets the prerequisites for financial holding company status, it has not filed an election with the Federal Reserve Board.

         The Gramm-Leach-Bliley Act also permits securities brokerage firms and insurance companies to own banks and bank holding companies. The Act also seeks to streamline and coordinate regulation of integrated financial holding companies, providing generally for "umbrella" regulation of financial holding companies by the Federal Reserve Board, and for functional regulation of banking activities by bank regulators, securities activities by securities regulators, and insurance activities by insurance regulators.

         Each of the subsidiary banks of Regions and First National is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         Regions' subsidiary banks are state-chartered banks and are subject to supervision and examination by the FDIC and the state banking authorities of the states in which they are located. Security First National Bank is subject to regulation, supervision, and examination by the OCC and the FDIC. The applicable federal banking regulator, as well as the appropriate state banking authority for Regions' state-chartered subsidiary banks, regularly examines the operations of the subsidiary banks and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         Regions and First National are legal entities separate and distinct from their banking and other subsidiaries. The principal sources of cash flow of both Regions and First National, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary banks. There are statutory and regulatory limitations on the payment of dividends by these subsidiary banks to Regions and First National, as well as by Regions and First National to their stockholders.

         As to the payment of dividends, all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the FDIC, and Security First National Bank is subject to the National Bank Act and the regulations of the OCC.

         If, in the opinion of a federal banking regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-Prompt Corrective Action." Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

         At March 31, 2000, under dividend restrictions imposed under federal and state laws, the respective subsidiary banks of Regions and First National, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $394 million and to First National of approximately $5.4 million.

         The payment of dividends by Regions and First National and their subsidiary banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

         Regions, First National, and their respective subsidiary banks are required to comply with the capital adequacy standards established by the Federal Reserve Board in the case of Regions and First National the FDIC or the OCC in the case of each of their subsidiary banks. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve Board: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

         The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The minimum guideline for Tier 1 Capital is 4.0%. At March 31, 2000, Regions' consolidated Total Capital Ratio was 11.25% and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) was 9.37%, and First National's consolidated Total Capital Ratio was 20.3% and its Tier 1 Capital Ratio was 19.0%.

         In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points above the stated minimums. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. At March 31, 2000 Regions' Leverage Ratio was 6.70% and First National's Leverage Ratio was 9.59%.

         Each of Regions' and First National's subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC or the OCC, which are substantially similar to those adopted by the Federal Reserve Board. Each of the subsidiary banks was in compliance with applicable minimum capital requirements as of March 31, 2000. Neither Regions, First National, nor any of their subsidiary banks has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-Prompt Corrective Action."

         The Federal Reserve Board, the Office of the Comptroller of the Currency, and the FDIC also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies' methodology for evaluating interest rate risk requires banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

PROMPT CORRECTIVE ACTION

         Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, current federal law requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

         Under the final agency rule implementing the prompt corrective action provisions, an institution that (1) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage

Ratio of 5.0% or greater and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of the law.

         At March 31, 2000, all of the subsidiary banks of Regions and First National had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

         The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

         The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

                       DESCRIPTION OF REGIONS COMMON STOCK

         Regions is authorized to issue 500,000,000 shares of Regions common stock and 5,000,000 shares of preferred stock. At March 31, 2000, 222,171,783 shares of Regions common stock were issued, including 1,750,000 treasury shares, and 220,421,783 shares were outstanding. At that date no preferred stock was issued. No other class of stock is authorized.

         Holders of Regions common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At March 31, 2000, under such requirements and guidelines, Regions' subsidiary institutions had $394 million of undivided profits legally available for the payment of dividends. See "Supervision and Regulation-Payment of Dividends."

         For a further description of Regions common stock, see "Effect of the Merger on Rights of Stockholders."

                              STOCKHOLDER PROPOSALS

         Regions expects to hold its next annual meeting of stockholders after the merger during May 2001. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices by December 18, 2000, for consideration by Regions for possible inclusion in such proxy statement.

                           FORWARD LOOKING STATEMENTS

         This Proxy Statement-Prospectus and documents incorporated in it may include forward looking statements which reflect Regions' current views with respect to future events and financial performance. Such forward looking statements are based on general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Some factors are specific to Regions, including:

- The cost and other effects of material contingencies, including litigation contingencies and other contingencies related to acquired operations.

- Regions' ability to expand into new markets and to maintain profit margins in the face of pricing pressures.

- The ability of Regions to achieve the earnings expectations related to the acquired operations of recently-completed and pending acquisitions, which in turn depends on a variety of factors, including

         - the ability of Regions to achieve the anticipated cost savings and revenue enhancements with respect to the acquired operations.

         - the assimilation of the acquired operations to Regions' corporate culture, including the ability to instill Regions' credit practices and efficient approach to the acquired operations.

         - the continued growth of the acquired entities' markets consistent with recent historical experience.

Other factors which may affect Regions apply to the financial services industry more generally, including:

- Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, or the amount of growth, stagnation, or recession in the global, U.S., and southeastern U.S. economies, the value of investments, collectibility of loans, and the profitability of business entities.

- Possible changes in monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations.

- The effects of easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, and attendant changes in patterns and effects of competition in the financial services industry.

         The words "believe", "expect", "anticipate", "project", and similar expressions signify forward looking statements. Readers are cautioned not to place undue reliance on any forward looking statements made by or on behalf of Regions. Any such statement speaks only as of the date the statement was made. Regions undertakes no obligation to update or revise any forward looking statements.

                                     EXPERTS

         The consolidated financial statements of Regions at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is included in Regions' Annual Report on Form 10-K for the year ended December 31, 1999. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

                                    OPINIONS

         The legality of the shares of Regions common stock to be issued in the merger will be passed upon by Lange, Simpson, Robinson & Somerville LLP, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville LLP, is a member of the board of directors of Regions. As of July 17, 2000, attorneys in the law firm of Lange, Simpson, Robinson & Somerville LLP owned an aggregate of 238,335 shares of Regions common stock.

         Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Washington, D.C.

                       WHERE YOU CAN FIND MORE INFORMATION

         Regions files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Regions files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available at the Internet world wide web site maintained by the SEC at "http://www.sec.gov."

         Regions filed a Registration Statement on Form S-4 (the "Registration Statement") to register with the SEC the Regions common stock to be issued to First National stockholders in the merger. This Proxy Statement-Prospectus is a part of that Registration Statement and constitutes a prospectus of Regions. As allowed by SEC rules, this Proxy Statement-Prospectus does not contain all the information you can find in Regions' Registration Statement or the exhibits to that Registration Statement.

         SEC regulations allow Regions to "incorporate by reference" information into this Proxy Statement-Prospectus, which means that Regions can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Proxy Statement-Prospectus, except for any information superseded by information contained directly in this Proxy Statement-Prospectus or in later filed documents incorporated by reference in this Proxy Statement-Prospectus.

         This Proxy Statement-Prospectus incorporates by reference the documents set forth below that Regions has previously filed with the SEC. These documents contain important information about Regions and its finances.

REGIONS SEC FILINGS (FILE NO. 0-6159)                 PERIOD/AS OF DATE

Annual Report on Form 10-K                            Year ended December 31, 1999
Quarterly Reports on Form 10-Q                        Quarter ended March 31, 2000

         Regions also incorporates by reference additional documents that may be filed with the SEC between the date of this Proxy Statement-Prospectus and the consummation of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Regions has supplied all information contained or incorporated by reference in this Proxy Statement-Prospectus relating to Regions, and First National has supplied all such information relating to First National.

         If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through Regions, the SEC or the SEC's Internet web site as described above.

         You should rely only on the information contained or incorporated by reference in this Proxy Statement-Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement-Prospectus. This Proxy Statement-Prospectus is dated July 20, 2000. You should not assume that the information contained in this Proxy Statement-Prospectus is accurate as of any date other than that date. Neither the mailing of this Proxy Statement-Prospectus to stockholders nor the issuance of Regions common stock in the merger creates any implication to the contrary. There may be changes in the affairs of Regions or First National since the date of this Proxy Statement-Prospectus which are not reflected in this document.

         We have not authorized anyone to give any information or make any representation about the merger or our companies that differs from, or adds to, the information in this Proxy Statement-Prospectus or in Regions' documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

         If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this Proxy Statement-Prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Proxy Statement-Prospectus does not extend to you.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                  FIRST NATIONAL BANCSHARES OF LOUISIANA, INC.

                                      AND

                         REGIONS FINANCIAL CORPORATION

                           DATED AS OF APRIL 4, 2000

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
Agreement and Plan of Merger.........................................   A-6
Preamble.............................................................   A-6
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER........................   A-6
    1.1  Merger......................................................   A-6
    1.2  Time and Place of Closing...................................   A-6
    1.3  Effective Time..............................................   A-7
    1.4  Execution of Support Agreements.............................   A-7
ARTICLE 2 -- TERMS OF MERGER.........................................   A-7
    2.1  Certificate of Incorporation................................   A-7
    2.2  Bylaws......................................................   A-7
    2.3  Directors and Officers......................................   A-7
ARTICLE 3 -- MANNER OF CONVERTING SHARES.............................   A-8
    3.1  Conversion of Shares........................................   A-8
    3.2  Anti-Dilution Provisions....................................   A-8
    3.3  Shares Held by FNBL or Regions..............................   A-8
    3.4  Dissenting Stockholders.....................................   A-8
    3.5  Fractional Shares...........................................   A-9
    3.6  Conversion of Stock Options.................................   A-9
ARTICLE 4 -- EXCHANGE OF SHARES......................................   A-9
    4.1  Exchange Procedures.........................................   A-9
    4.2  Rights of Former FNBL Stockholders..........................  A-10
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF FNBL..................  A-11
    5.1  Organization, Standing, and Power...........................  A-11
    5.2  Authority; No Breach By Agreement...........................  A-11
    5.3  Capital Stock...............................................  A-12
    5.4  FNBL Subsidiaries...........................................  A-12
    5.5  Financial Statements........................................  A-13
    5.6  Absence of Undisclosed Liabilities..........................  A-13
    5.7  Absence of Certain Changes or Events........................  A-13
    5.8  Tax Matters.................................................  A-13
    5.9  Assets......................................................  A-15
    5.10 Environmental Matters.......................................  A-15
    5.11 Compliance with Laws........................................  A-16
    5.12 Labor Relations.............................................  A-16
    5.13 Employee Benefit Plans......................................  A-17
    5.14 Material Contracts..........................................  A-19
    5.15 Legal Proceedings...........................................  A-19
    5.16 Reports.....................................................  A-20
    5.17 Statements True and Correct.................................  A-20
    5.18 Tax and Regulatory Matters..................................  A-20
    5.19 State Takeover Laws.........................................  A-20
    5.20 Charter Provisions..........................................  A-21
    5.21 Support Agreements..........................................  A-21
    5.22 Derivatives.................................................  A-21

                                                                       PAGE
                                                                       ----
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS...............  A-21
    6.1  Organization, Standing, and Power...........................  A-21
    6.2  Authority; No Breach By Agreement...........................  A-21
    6.3  Capital Stock...............................................  A-22
    6.4  Regions Subsidiaries........................................  A-22
    6.5  SEC Filings; Financial Statements...........................  A-23
    6.6  Absence of Undisclosed Liabilities..........................  A-23
    6.7  Absence of Certain Changes or Events........................  A-24
    6.8  Compliance with Laws........................................  A-24
    6.9  Legal Proceedings...........................................  A-24
    6.10 Reports.....................................................  A-24
    6.11 Statements True and Correct.................................  A-25
    6.12 Tax and Regulatory Matters..................................  A-25
    6.13 Derivatives.................................................  A-25
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION................  A-25
    7.1  Affirmative Covenants of Both Parties.......................  A-25
    7.2  Negative Covenants of FNBL..................................  A-26
    7.3  Adverse Changes in Condition................................  A-28
    7.4  Reports.....................................................  A-28
ARTICLE 8 -- ADDITIONAL AGREEMENTS...................................  A-28
    8.1  Registration Statement; Proxy Statement; Stockholder          A-28
         Approval....................................................
    8.2  Exchange Listing............................................  A-29
    8.3  Applications................................................  A-29
    8.4  Filings with State Offices..................................  A-29
    8.5  Agreement as to Efforts to Consummate.......................  A-29
    8.6  Investigation and Confidentiality...........................  A-29
    8.7  Press Releases..............................................  A-30
    8.8  Certain Actions.............................................  A-30
    8.9  Tax Treatment...............................................  A-31
    8.10 State Takeover Laws.........................................  A-31
    8.11 Charter Provisions..........................................  A-31
    8.12 Agreement of Affiliates.....................................  A-31
    8.13 Employee Benefits and Contracts.............................  A-32
    8.14 Indemnification.............................................  A-32
    8.15 Certain Modifications.......................................  A-33
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.......
                                                                       A-34
    9.1  Conditions to Obligations of Each Party.....................  A-34
    9.2  Conditions to Obligations of Regions........................  A-35
    9.3  Conditions to Obligations of FNBL...........................  A-36
ARTICLE 10 -- TERMINATION............................................  A-37
   10.1  Termination.................................................  A-37
   10.2  Effect of Termination.......................................  A-38
   10.3  Non-Survival of Representations and Covenants...............  A-38

                                                                       PAGE
                                                                       ----
ARTICLE 11 -- MISCELLANEOUS..........................................  A-38
   11.1  Definitions.................................................  A-38
   11.2  Expenses....................................................  A-45
   11.3  Brokers and Finders.........................................  A-45
   11.4  Entire Agreement............................................  A-46
   11.5  Amendments..................................................  A-46
   11.6  Waivers.....................................................  A-46
   11.7  Assignment..................................................  A-47
   11.8  Notices.....................................................  A-47
   11.9  Governing Law...............................................  A-47
   11.10 Counterparts................................................  A-47
   11.11 Captions....................................................  A-48
   11.12 Interpretations.............................................  A-48
   11.13 Enforcement of Agreement....................................  A-48
   11.14 Severability................................................  A-48
Signatures...........................................................  A-48
Appendix B...........................................................   B-1
Appendix C...........................................................   C-1

                                LIST OF EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
   1       --  Form of Support Agreement. (sec. 1.4).
   2       --  Form of Affiliate Agreement. (sec.sec. 8.12, 9.2(d)).
   3       --  Form of Claims Letter. (sec. 9.2(e)).
   4       --  Opinion of FNBL Counsel (sec. 9.2(f)).
   5       --  Opinion of Regions Counsel (sec. 9.3(d)).

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of April 4, 2000, by and between FIRST NATIONAL BANCSHARES OF LOUISIANA, INC. ("FNBL"), a corporation organized and existing under the Laws of the State of Louisiana, with its principal office located in Alexandria, Louisiana; and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the Laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of FNBL and Regions are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the acquisition of FNBL by Regions pursuant to the merger of FNBL with and into Regions. At the effective time of the Merger, the outstanding shares of the capital stock of FNBL shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of FNBL shall become stockholders of Regions, and each of the subsidiaries of FNBL shall continue to conduct its business and operations as a subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of FNBL, the Board of Governors of the Federal Reserve System, and certain state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     As a condition and inducement to Regions' willingness to enter into this Agreement, each of FNBL's directors is executing and delivering to Regions an agreement (a "Support Agreement"), in substantially the form of Exhibit 1.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, FNBL shall be merged with and into Regions in accordance with the provisions of Section 12:112 of the LBCL and Sections 252 and 258 of the DGCL and with the effect provided in Section 12:115 of the LBCL and Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of FNBL and Regions.

     1.2 Time and Place of Closing. The consummation of the Merger (the "Closing") shall take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such location as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time the Louisiana Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Louisiana and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which the last of the following occurs: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger; and (ii) the date on which the stockholders of FNBL approve the matters relating to this Agreement required to be approved by such stockholders by applicable Law; or such later day within 30 days thereof as may be specified by Regions, but only to the extent that any such delay within such 30-day period does not have the effect of depriving the former FNBL stockholders of receiving a dividend on the shares of Regions Common Stock to be received in exchange for their shares of FNBL Common Stock.

     1.4 Execution of Support Agreements. Immediately prior to the execution of this Agreement and as a condition hereto, each of the directors of FNBL is executing and delivering to Regions a Support Agreement.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of Regions or FNBL, or the stockholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of FNBL Common Stock (excluding shares held by any FNBL Company or any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .7045 of a share of Regions Common Stock (subject to adjustment as provided in the following proviso, the "Exchange Ratio"); provided that (i) in the event the Average Closing Price is greater than $24.20, the Exchange Ratio shall be equal to the quotient obtained by dividing (A) the product of $24.20 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and
     (ii) in the event the Average Closing Price is less than $19.80, the Exchange Ratio shall be equal to the quotient obtained by dividing (A) the product of $19.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price.

     3.2 Anti-Dilution Provisions. In the event FNBL changes the number of shares of FNBL Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by FNBL or Regions. Each of the shares of FNBL Common Stock held by any FNBL Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Stockholders. Any holder of shares of FNBL Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Part XIII of the LBCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the LBCL, including the provisions of Section 131 thereof relating to the deposit in escrow, endorsement, and transfer of the certificate or certificates representing the shares for which payment is being made. In the event that a dissenting stockholder of FNBL fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, such Person shall not have the right to receive payment in cash for his shares and, instead, as of the Effective Time the shares of FNBL Common Stock held by such Person shall be converted into and exchanged for that number of shares of Regions Common Stock determined under Section 3.1 of this Agreement and the delivery of certificates representing such Regions Common Stock and any dividends or other distributions in respect thereof to which such holder may be entitled shall be governed by
Section 4.1 of this Agreement.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of FNBL Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time. The market value of one share of Regions Common Stock at the Effective Time shall be the last sale price of Regions Common Stock at the close of regular trading on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Regions) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

     3.6 Conversion of Stock Options. (a) At the Effective Time, all rights with respect to FNBL Common Stock pursuant to stock options or stock appreciation rights ("FNBL Options") granted by FNBL under the FNBL Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Regions Common Stock, and Regions shall assume each FNBL Option, in accordance with the terms of the FNBL Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each FNBL Option assumed by Regions may be exercised solely for shares of Regions Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of Regions Common Stock subject to such FNBL Option shall be equal to the number of shares of FNBL Common Stock subject to such FNBL Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such FNBL Option shall be adjusted by dividing the per share exercise price under each such FNBL Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." FNBL and Regions agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

     (b) As soon as reasonably practicable after the Effective Time, Regions shall file a registration statement on Form S-3 or S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Regions Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses therein) for so long as such options remain outstanding.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, Regions and FNBL shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of FNBL appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of FNBL Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of FNBL Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected and not withdrawn or forfeited under
Section 131 of the LBCL) issued and outstanding at the Effective Time promptly upon surrender the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in
Section 3.1 of this Agreement, together with all undelivered dividends and other distributions in respect of such shares (without interest thereon) pursuant to
Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of FNBL Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of Regions Common Stock to which such holder may be otherwise entitled (without interest). Until so surrendered, each outstanding certificate of FNBL Common Stock shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions payable to the holders of shares of Regions Common Stock, to represent the consideration into which the number of shares of FNBL Common Stock represented thereby prior to the Effective Time shall have been converted. Regions shall not be obligated to deliver the consideration to which any former holder of FNBL Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of FNBL Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of FNBL Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation, FNBL, nor the Exchange Agent shall be liable to a holder of FNBL Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former FNBL Stockholders. At the Effective Time, the stock transfer books of FNBL shall be closed as to holders of FNBL Common Stock immediately prior to the Effective Time and no transfer of FNBL Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of FNBL Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by FNBL in respect of such shares of FNBL Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of FNBL shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of FNBL Common Stock are converted, regardless of whether such holders have exchanged their certificates representing FNBL Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Regions Common

Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of FNBL Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such FNBL Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                     REPRESENTATIONS AND WARRANTIES OF FNBL

     FNBL hereby represents and warrants to Regions as follows:

     5.1 Organization, Standing, and Power. FNBL is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Louisiana, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. FNBL is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL.

     5.2 Authority; No Breach By Agreement. (a) FNBL has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FNBL, subject to the approval of this Agreement by the holders of two-thirds of the shares of FNBL Common Stock present at the Stockholders Meeting, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by FNBL. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of FNBL, enforceable against FNBL in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by FNBL, nor the consummation by FNBL of the transactions contemplated hereby, nor compliance by FNBL with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FNBL's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FNBL Company under, any Contract or Permit of any FNBL Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, or
(iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any FNBL Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FNBL of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock. (a) The authorized capital stock of FNBL consists, as of the date of this Agreement, of 10,000,000 shares of FNBL Common Stock, of which 3,412,417 shares are issued and outstanding as of the date of this Agreement and not more than 3,442,417 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of FNBL Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL. None of the outstanding shares of FNBL Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of FNBL. FNBL has reserved 100,000 shares of FNBL Common Stock for issuance under the FNBL Stock Plans, pursuant to which options to purchase not more than 30,000 shares of FNBL Common Stock are outstanding, as set forth in Section 5.3(a) of the FNBL Disclosure Memorandum.

     (b) Except as set forth in Section 5.3(a) of this Agreement or
Section 5.3(b) of the FNBL Disclosure Memorandum, there are no shares of capital stock or other equity securities of FNBL outstanding and no outstanding Rights relating to the capital stock of FNBL.

     5.4 FNBL Subsidiaries. FNBL has disclosed in Section 5.4 of the FNBL Disclosure Memorandum all of the FNBL Subsidiaries as of the date of this Agreement. FNBL or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each FNBL Subsidiary. No equity securities of any FNBL Subsidiary are or may become required to be issued (other than to another FNBL Company) by reason of any Rights, and there are no Contracts by which any FNBL Subsidiary is bound to issue (other than to another FNBL Company) additional shares of its capital stock or Rights or by which any FNBL Company is or may be bound to transfer any shares of the capital stock of any FNBL Subsidiary (other than to another FNBL Company). There are no Contracts relating to the rights of any FNBL Company to vote or to dispose of any shares of the capital stock of any FNBL Subsidiary. Except as provided in Section 6:262 of the LBL, all of the shares of capital stock of each FNBL Subsidiary held by a FNBL Company are fully paid and nonassessable under the applicable corporation or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the FNBL Company free and clear of any Lien. Each FNBL Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each FNBL Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL. Each FNBL Subsidiary that is a depository institution is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     5.5 Financial Statements. FNBL has disclosed in Section 5.5 of the FNBL Disclosure Memorandum, and has delivered to Regions copies of, all FNBL Financial Statements prepared for periods ended prior to the date hereof and will deliver to Regions copies of all FNBL Financial Statements prepared subsequent to the date hereof. The FNBL Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the FNBL Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with past business practices, and (ii) present or will present, as the case may be, fairly the consolidated financial position of the FNBL Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the FNBL Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments which were not or are not expected to be Material in amount or effect).

     5.6 Absence of Undisclosed Liabilities. No FNBL Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, except Liabilities which are accrued or reserved against in the consolidated balance sheets of FNBL, included in the FNBL Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to September 30, 1999. No FNBL Company has incurred or paid any Liability since September 30, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, and except for the fees and expenses relating to the Merger as described in Article 11 hereof.

     5.7 Absence of Certain Changes or Events. Since September 30, 1999, except as disclosed in the FNBL Financial Statements delivered prior to the date of the Agreement or as otherwise disclosed in the FNBL Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, and (ii) the FNBL Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of FNBL provided in
Article 7 of this Agreement, other than conducting the process that has led up to the execution and consummation of this Agreement.

     5.8 Tax Matters. (a) Since December 31, 1992, all Tax Returns required to be filed by or on behalf of any of the FNBL Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1998, and, to the Knowledge of FNBL, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FNBL, except to the extent reserved against in the FNBL Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the FNBL Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the FNBL Companies for the period or periods through and including the date of the respective FNBL Financial Statements has been made and is reflected on such FNBL Financial Statements.

     (d) Each of the FNBL Companies is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

     (e) None of the FNBL Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code, except as set forth in Section 5.8(e) of the FNBL Disclosure Memorandum; provided that none of the contracts disclosed therein contains any "gross up" provision.

     (f) There are no Material Liens with respect to Taxes upon any of the Assets of the FNBL Companies.

     (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the FNBL Companies that occurred during or after any Taxable Period in which the FNBL Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1998.

     (h) No FNBL Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (i) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of Regions, which consent will not be unreasonably withheld.

     (j) No FNBL Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. The FNBL Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets, other than such defects and liens which are not reasonably likely to have a Material Adverse Effect on the FNBL Companies. All tangible properties used in the businesses of the FNBL Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with FNBL's past practices. All Assets which are Material to FNBL's business on a consolidated basis, held under leases or subleases by any of the FNBL Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The FNBL Companies currently maintain insurance in amounts, scope, and coverage reasonably necessary for their operations. None of the FNBL Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any FNBL Company under such policies. The Assets of the FNBL Companies include all Material Assets required to operate the business of the FNBL Companies as presently conducted.

     5.10 Environmental Matters. (a) Each FNBL Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those instances of non-compliance which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL.

     (b) There is no Litigation pending or, to the Knowledge of FNBL, threatened before any court, governmental agency, or authority, or other forum in which any FNBL Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any FNBL Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL.

     (c) There is no Litigation pending, or to the Knowledge of FNBL, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or FNBL in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL.

     (d) To the Knowledge of FNBL, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL.

     (e) To the Knowledge of FNBL, during the period of (i) any FNBL Company's ownership or operation of any of their respective current properties, (ii) any FNBL Company's participation in the management of any Participation Facility, or
(iii) any FNBL Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL. Prior to the period of (i) any FNBL Company's ownership or operation of any of their respective current properties, (ii) any FNBL Company's participation in the management of any Participation Facility, or (iii) any FNBL Company's holding of a security interest in a Loan Property, to the Knowledge of FNBL, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL.

     5.11 Compliance with Laws. FNBL is duly registered as a bank holding company under the BHC Act. Each FNBL Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL. None of the FNBL Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FNBL Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, or (iii) requiring any FNBL Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.12 Labor Relations. No FNBL Company is the subject of any Litigation asserting that it or any other FNBL Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other FNBL Company to bargain with any labor organization as to wages or conditions of employment, nor is any FNBL Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any FNBL Company, pending or, to the Knowledge of FNBL, threatened, or to the

Knowledge of FNBL, is there any activity involving any FNBL Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.13 Employee Benefit Plans. (a) FNBL has disclosed to Regions in writing prior to the execution of the Agreement and in Section 5.13 of the FNBL Disclosure Memorandum, and has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies in each case of, all Material FNBL Benefit Plans. For purposes of this Agreement, "FNBL Benefit Plans" means all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including written "employee benefit plans" as that term is defined in
Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by, any FNBL Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the FNBL Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "FNBL ERISA Plan." Any FNBL ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "FNBL Pension Plan." Neither FNBL nor any FNBL Company has an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each "employee pension benefit plan," as defined in Section 3(2) of ERISA, ever maintained by any FNBL Company that was intended to qualify under Section 401(a) of the Internal Revenue Code, is disclosed as such in Section 5.13 of the FNBL Disclosure Memorandum.

     (b) FNBL has delivered or made available to Regions prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such FNBL Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such FNBL Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters, or Material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any FNBL Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any Material modifications thereto.

     (c) All FNBL Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL. Each FNBL ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and FNBL is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each trust created under any FNBL ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and FNBL is not aware of any circumstance which will or could reasonably result in revocation of such exemption. With respect to each FNBL Benefit Plan to the Knowledge of FNBL, no event has occurred which will or could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on FNBL. There is no Material pending or, to the Knowledge of FNBL, threatened Litigation relating to any FNBL ERISA Plan.

     (d) No FNBL Company has engaged in a transaction with respect to any FNBL Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date of this Agreement, would subject any FNBL Company to a Material tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL. Neither FNBL nor any administrator or fiduciary of any FNBL Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner which could subject FNBL to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA, where such Liability, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on FNBL. No oral or written representation or communication with respect to any aspect of the FNBL Benefit Plans has been made to employees of any FNBL Company which is not in accordance with the written or otherwise preexisting terms and provisions of such plans, where any Liability with respect to such representation or disclosure is reasonably likely to have a Material Adverse Effect on FNBL.

     (e) No FNBL Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the Assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any FNBL Pension Plan, (ii) no change in the actuarial assumptions with respect to any FNBL Pension Plan, and (iii) no increase in benefits under any FNBL Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL. Neither any FNBL Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any FNBL Company, or the single-employer plan of any entity which is considered one employer with FNBL under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or
Section 302 of ERISA (whether or not waived) (a "FNBL ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA. All contributions with respect to a FNBL Pension Plan or any single-employer plan of a FNBL ERISA Affiliate have or will be timely made and there is no lien or expected to be a lien under Internal Revenue Code Section 412(n) or ERISA Section 302(f) or Tax under Internal Revenue Code Section 4971. No FNBL Company has provided, or is required to provide, security to a FNBL Pension Plan or to any single-employer plan of a FNBL ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by FNBL, except to the extent any failure would not have a Material Adverse Effect on FNBL.

     (f) No Liability under Title IV of ERISA has been or is expected to be incurred by any FNBL Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any FNBL ERISA Affiliate that has not been satisfied in full (other than Liability for Pension Benefit Guaranty Corporation premiums, which have been paid when due, except to the extent any failure would not have a Material Adverse Effect on FNBL).

     (g) No FNBL Company has any obligations for retiree health and retiree life benefits under any of the FNBL Benefit Plans other than with respect to benefit coverage mandated by applicable Law, except as set forth in Section 5.13(g) of the FNBL Disclosure Memorandum.

     (h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, by themselves, (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any FNBL Company from any FNBL Company under any FNBL Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any FNBL Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, except as set forth in Section 5.13(h) of the FNBL Disclosure Memorandum.

      5.14 Material Contracts. Except as set forth in Section 5.14 of the FNBL Disclosure Memorandum, none of the FNBL Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any FNBL Company or the guarantee by any FNBL Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-KSB filed by FNBL with the SEC as of the date of this Agreement, if FNBL were so required to file a Form 10-KSB (together with all Contracts referred to in Sections 5.9 and 5.13(a) of this Agreement, the "FNBL Contracts"). With respect to each FNBL Contract: (i) the Contract is in full force and effect; (ii) no FNBL Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL; (iii) no FNBL Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of FNBL, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, or has repudiated or waived any Material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any FNBL Company for money borrowed is prepayable at any time by such FNBL Company without penalty or premium.

     5.15 Legal Proceedings. (a) There is no Litigation instituted or pending, or, to the Knowledge of FNBL, threatened against any FNBL Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FNBL Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL.

     (b) Section 5.15(b) of the FNBL Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any FNBL Company is a party and which names a FNBL Company as a defendant or cross-defendant.

     5.16 Reports. Since December 31, 1996, or the date of organization if later, each FNBL Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNBL. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     5.17 Statements True and Correct. None of the information supplied or to be supplied by any FNBL Company or any Affiliate thereof regarding FNBL or such Affiliate for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any FNBL Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to FNBL's stockholders in connection with the Stockholders' Meeting will, when first mailed to the stockholders of FNBL, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any FNBL Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     5.18 Tax and Regulatory Matters. Except as specifically contemplated by this Agreement, no FNBL Company or any Affiliate thereof has taken or agreed to take any action, and FNBL has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of FNBL there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

     5.19 State Takeover Laws. Each FNBL Company has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations of the State of Louisiana (collectively, "Takeover Laws") including those Laws contained within Section 12:130 et seq. of the LBCL.

     5.20 Charter Provisions. Each FNBL Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any FNBL Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any FNBL Company that may be directly or indirectly acquired or controlled by it.

     5.21 Support Agreements. Each of the directors of FNBL has executed and delivered to Regions a Support Agreement in substantially the form as Exhibit 1 to this Agreement.

     5.22 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for FNBL's own account, or for the account of one or more the FNBL Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to FNBL as follows:

     6.1 Organization, Standing, and Power. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 Authority; No Breach By Agreement. (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective Material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of Regions consists, as of the date of this Agreement, of 500,000,000 shares of Regions Common Stock, of which 220,635,661 shares were issued and outstanding as of December 31, 1999. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of FNBL Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of FNBL Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 Regions Subsidiaries. Regions or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Regions Subsidiary. No equity securities of any Regions Subsidiary are or may become required to be issued (other than to another Regions Company) by reason of any Rights, and there are no Contracts by which any Regions Subsidiary is bound to issue (other than to another Regions Company) additional shares of its capital stock or Rights or by which any Regions Company is or may be bound to transfer any shares of the capital stock of any Regions Subsidiary (other than to another Regions Company). There are no Contracts relating to the rights of any Regions Company to vote or to dispose of any shares of the capital stock of any Regions Subsidiary. All of the shares of capital stock of each Regions Subsidiary held by a Regions Company are fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Regions Company free and clear of any Lien. Each Regions Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its

Assets and to carry on its business as now conducted. Each Regions Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. Each Regions Subsidiary that is a depository institution is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

     6.5 SEC Filings; Financial Statements. (a) Regions has filed and made available to FNBL all forms, reports, and documents required to be filed by Regions with the SEC since January 1 of the second fiscal year preceding the date of this Agreement (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Regions Subsidiaries that are registered as a broker, dealer, or investment advisor or filings required due to fiduciary holdings of the Regions Subsidiaries, none of Regions Subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

     6.6 Absence of Undisclosed Liabilities. No Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of September 30, 1999, included in the Regions Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to September 30, 1999. No Regions Company has incurred or paid any Liability since September 30, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.7 Absence of Certain Changes or Events. Since September 30, 1999, except as disclosed in the Regions Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     6.8 Compliance with Laws. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. None of the Regions Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) requiring any Regions Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.9 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened against any Regions Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.10 Reports. Since December 31, 1996, or the date of organization if later, each Regions Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

     6.11 Statements True and Correct. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof regarding Regions or such Affiliate for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to FNBL's stockholders in connection with the Stockholders' Meeting, will, when first mailed to the stockholders of FNBL, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated thereunder or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     6.12 Tax and Regulatory Matters. No Regions Company or any Affiliate thereof has taken or agreed to take any action, and Regions has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section or otherwise prevent consummation of the transactions contemplated hereby or delay the Effective Time beyond the date set forth in
Section 10.1(e) of this Agreement.

     6.13 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Regions' own account, or for the account of one or more the Regions Subsidiaries or their customers, were entered into
(i) in accordance with prudent business practices and all applicable Laws, and
(ii) with counterparties believed to be financially responsible.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Both Parties. Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or
(b) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business, or from acquiring or agreeing to acquire any other Person or any Assets thereof, if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries.

     7.2 Negative Covenants of FNBL. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FNBL covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Regions, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any FNBL Company, or

          (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of a FNBL Company to another FNBL Company) in excess of an aggregate of $100,000 (for the FNBL Companies on a consolidated basis), except in the ordinary course of the business consistent with past practices (which shall include, for FNBL Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any FNBL Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the FNBL Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any FNBL Company, or declare or pay any dividend or make any other distribution in respect of FNBL's capital stock, provided that FNBL may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay (i) one dividend on the shares of FNBL Common Stock at a rate of $.10 per share and (ii) a second dividend on the shares of FNBL Common Stock at a rate of $.55 per share; or

          (d) except for this Agreement or pursuant to the exercise of Rights outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date of this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of FNBL Common Stock or any other capital stock of any FNBL Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any FNBL Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of FNBL Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any FNBL Subsidiary (unless any such shares of stock are sold or otherwise transferred to another FNBL Company) or (ii) any Asset (with a book value in excess of $25,000) other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business of (i) investment securities, (ii) loans, including dispositions thereof through loan participation agreements, and (iii) other real estate owned by any FNBL Company; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of five years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned FNBL Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any FNBL Company, except as required by Law or Contract; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; except as disclosed in Section 7.2(g) of the FNBL Disclosure Memorandum, enter into or amend any severance agreements with officers of any FNBL Company; grant any increase in fees or other increases in compensation or other benefits to directors of any FNBL Company; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; provided that any FNBL Company (i) shall not be precluded from doing, or committing or agreeing to do, any of the foregoing if done in the ordinary course of business consistent with past practices and (ii) may pay bonuses, pay base director and committee fees, make adjustments to fees or compensation and make contributions to any FNBL Benefit Plans during 2000 which are comparable to such payments, adjustments and contributions during 1999; or

          (h) enter into or amend any employment Contract between any FNBL Company and any Person (unless such amendment is required by Law) that the FNBL Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered and in accordance with the FNBL Benefit Plans), at any time on or after the Effective Time; or

          (i) except as disclosed in Section 7.2(i) of FNBL Disclosure Memorandum, adopt any new employee benefit plan of any FNBL Company or make any Material change in or to any existing employee benefit plans of any FNBL Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than as necessary for the prudent operation of its business or settle any Litigation involving any Liability of any FNBL Company for Material money damages or restrictions upon the operations of any FNBL Company; or

          (l) except in the ordinary course of business, modify, amend, or terminate any Material Contract or waive, release, compromise, or assign any Material rights or claims.

     7.3 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.4 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Stockholder Approval. As soon as reasonably practicable after execution of this Agreement, Regions shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. FNBL shall furnish all information concerning it and the holders of its capital stock as Regions may reasonably request for inclusion in the Registration Statement. FNBL shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) FNBL shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of FNBL shall recommend to its stockholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of FNBL shall use their reasonable efforts to obtain such stockholders' approval, provided that FNBL may withdraw, modify, or change in an adverse manner to Regions its recommendations if the Board of Directors of FNBL, after having consulted with and based upon the advice of outside counsel, determines in good faith that the failure to so withdraw, modify, or change its recommendation could reasonably constitute a breach of the fiduciary duties of FNBL's Board of Directors under applicable Law. In addition, nothing in this Section 8.1 or elsewhere in this Agreement shall prohibit accurate disclosure by FNBL of information that is required to be disclosed in the Registration Statement or the Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9) or otherwise required to be publicly disclosed by applicable Law or regulations or rules of the NASD.

     8.2 Exchange Listing. Regions shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq NMS, subject to official notice of issuance, the shares of Regions Common Stock to be issued to the holders of FNBL Common Stock pursuant to the Merger.

     8.3 Applications. Regions shall promptly prepare and file, and FNBL shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Regions will promptly furnish to FNBL copies of applications filed with all Regulatory Authorities and copies of written communications received by Regions from any Regulatory Authorities with respect to the transactions contemplated hereby.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Regions shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware and the Louisiana Certificate of Merger with the Secretary of State of the State of Louisiana in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality. (a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contem-plated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party; provided, however, that the giving of such notice shall not be dispositive of the occurrence of such breach or a Material Adverse Effect.

     (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty, or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

     8.7 Press Releases. Prior to the Effective Time, Regions and FNBL shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no FNBL Company nor any Affiliate thereof nor any Representative thereof retained by any FNBL Company shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any Acquisition Proposal. Notwithstanding anything herein to the contrary, FNBL and its Board of Directors shall be permitted (i) to the extent applicable, to comply with Rule 14d-9 and Rule 14e-2 promulgated under the 1934 Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that
(a) FNBL's Board of Directors concludes in good faith and consistent with its fiduciary duties to FNBL's stockholders under applicable Law that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, (b) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, FNBL's Board of Directors receives from such Person an executed confidentiality agreement containing confidentiality terms at least as stringent as those contained in the Confidentiality Agreement, and (c) prior to providing any information or data to any

Person or entering into discussions or negotiations with any Person, FNBL's Board of Directors notifies Regions promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers. FNBL agrees that it will promptly keep Regions informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. FNBL agrees that it will, and will cause its officers, directors and Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. FNBL agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents, and Representatives of the obligations undertaken in this Section 8.8. Nothing in this Section 8.8 shall (i) permit FNBL to terminate this Agreement (except as specifically provided in Article 10) or (ii) affect any other obligation of Regions or FNBL under this Agreement.

     8.9 Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each FNBL Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws.

     8.11 Charter Provisions. Each FNBL Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any FNBL Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any FNBL Company that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. FNBL has disclosed in Section 8.12 of the FNBL Disclosure Memorandum each Person whom it reasonably believes may be deemed an "affiliate" of FNBL for purposes of Rule 145 under the 1933 Act. FNBL shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time, a written agreement, in substantially the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of FNBL Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. Shares of Regions Common Stock issued to such affiliates of FNBL in exchange for shares of FNBL Common Stock shall not be transferable, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of FNBL pursuant to this Agreement to enforce the provisions of this Section 8.12), except as provided herein.

Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.13 Employee Benefits and Contracts. Following the Effective Time, Regions shall provide generally to officers and employees of the FNBL Companies, who at or after the Effective Time become employees of a Regions Company ("Continuing Employees"), employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.13), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of FNBL shall be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of FNBL shall be treated as service under Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of FNBL shall be treated as service under any similar employee benefit plans maintained by Regions. Regions shall cause the Regions welfare benefit plans that cover the Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability, and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under FNBL's welfare benefit plans to be credited to such Continuing Employees under the Regions welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under the Regions welfare benefit plans. The continued coverage of the Continuing Employees under the employee benefits plans maintained by FNBL and/or any FNBL Subsidiary immediately prior to the Effective Time during a transition period shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of Regions and its Subsidiaries, provided that after the Effective Time there is no Material reduction (determined on an overall basis) in the benefits provided under the FNBL employee benefit plans. Regions also shall cause FNBL and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.13 of the FNBL Disclosure Memorandum to Regions between any FNBL Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the FNBL Benefit Plans. Regions shall be responsible for the fees related to the termination of the FNBL Benefit Plans.

     8.14 Indemnification.  (a) Subject to the conditions set forth in paragraph
(b) below, for a period of ten (10) years after the Effective Time, Regions shall indemnify, defend, and hold harmless each Person entitled to indemnification from a FNBL Company (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent permitted by Louisiana Law, in each case as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation; provided, however, that all rights to indemnification in respect of any claim asserted or made against an Indemnified Party within such six- (6) year period shall continue until the final disposition of such claim. Without limiting the foregoing, in any case in which approval by FNBL is required to effectuate any indemnification, Regions shall cause FNBL to direct, at the election of the Indemnified Party, that the determination of any such approval shall

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

be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) above, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or FNBL shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof (employing counsel reasonably satisfactory to the Indemnified Parties), except that if Regions or FNBL elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are Material substantive issues which raise conflicts of interest between Regions or FNBL and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Regions or FNBL shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that (i) Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, unless counsel for any Indemnified Party advises in writing that there are Material substantive issues which raise conflicts of interest between the Indemnified Parties, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Regions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     (c) If Regions or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Regions shall assume the obligations set forth in this Section 8.14.

     (d) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     8.15 Certain Modifications. Regions and FNBL shall consult with respect to their loan, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) and FNBL shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. Regions and FNBL also shall consult with respect to the character, amount, and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP as may be mutually agreed upon by the Parties. Neither Party's representations, warranties, and covenants contained in this Agreement shall be deemed to be inaccurate or breached in any respect or deemed to have a Material Adverse Effect on FNBL as a consequence of any modifications or charges undertaken solely on account of this Section 8.15.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of FNBL shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (excluding requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq NMS, subject to official notice of issuance.

          (g) Tax Matters. Each Party shall have received a written opinion from Alston & Bird LLP, in a form reasonably satisfactory to such Party (the "Tax Opinion"), dated the date of the Effective Time, substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by holders of FNBL Common Stock who exchange all of their FNBL Common Stock solely for Regions Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in Regions Common Stock), (iii) the tax basis of the Regions Common Stock received by holders of FNBL Common Stock who exchange all of their FNBL Common Stock solely for Regions Common Stock in the Merger will be the same as the tax basis of the FNBL Common Stock surrendered in exchange for the Regions Common Stock (reduced by an amount allocable to a fractional share interest in Regions Common Stock for which cash is received), and (iv) the holding period of the Regions Common Stock received by holders who exchange all of their FNBL Common Stock solely for Regions Common Stock in the Merger will be the same as the holding period of the FNBL Common Stock surrendered in exchange therefor, provided that such FNBL Common Stock is held as a capital asset at the Effective Time. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of FNBL and Regions reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of Regions. The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of FNBL set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of FNBL set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of FNBL set forth in Sections 5.18, 5.19, and 5.20 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of FNBL set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.18, 5.19, and 5.20) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on FNBL; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material, "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of FNBL or to a matter being "known" by FNBL shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FNBL to be performed and complied with pursuant to this

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

     Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. FNBL shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FNBL's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Affiliate Agreements. Regions shall have received from each affiliate of FNBL the affiliates agreement referred to in Section 8.12 of this Agreement.

          (e) Claims Letters. Each of the directors and executive officers of FNBL shall have executed and delivered to Regions, letters in substantially the form of Exhibit 3.

          (f) Legal Opinion. Regions shall have received a written opinion, dated as of the Effective Time, of counsel to FNBL, in substantially the form of Exhibit 4.

     9.3 Conditions to Obligations of FNBL. The obligations of FNBL to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FNBL pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Regions set forth in Section 6.12 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.12) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of Regions or to a matter being "known" by Regions shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. Regions shall have delivered to FNBL (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FNBL and its counsel shall request.

          (d) Legal Opinion. FNBL shall have received a written opinion, dated as of the Effective Time, of counsel to Regions, in substantially the form of Exhibit 5.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of FNBL, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of FNBL; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of FNBL and Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any covenant or other agreement contained in this Agreement) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of FNBL fail to vote their approval of the matters submitted for the approval by such stockholders at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by December 31, 2000, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of FNBL and Section 9.3(a) of this Agreement in the case of Regions or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.12, 8.13 and 8.14 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions. (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a 10% or more equity interest in, or 10% or more of the Assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

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

          "Average Closing Price" shall mean the average of the daily last sales prices of Regions Common Stock at the close of regular trading as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) for the ten consecutive full trading days in which such shares are traded on the Nasdaq NMS ending at the close of trading on the trading day immediately preceding the date of the FNBL Stockholders' Meeting.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Confidentiality Agreement" shall mean that certain Confidentiality Agreement, entered into prior to the date of this Agreement, between FNBL and Regions.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "Delaware Certificate of Merger" shall mean the certificate of merger to be executed by Regions and filed with the Secretary of State of the State of Delaware, relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "DGCL" shall mean the Delaware General Corporation Law.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "FNBL Common Stock" shall mean the $1.00 par value common stock of FNBL.

          "FNBL Companies" shall mean, collectively, FNBL and all FNBL Subsidiaries.

          "FNBL Disclosure Memorandum" shall mean the written information entitled "FNBL Disclosure Memorandum" delivered prior to the date of this Agreement to Regions describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section or subsection shall not be deemed to be disclosed for any other purpose hereunder. The inclusion of any matter in this document shall not be deemed an admission or otherwise to imply that any such matter is Material for purposes of this Agreement.

          "FNBL Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of FNBL as of September 30, 1999 and as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1999 and for each of the three years ended December 31, 1998, 1997, and 1996, as filed by FNBL in SEC Documents, and (ii) the consolidated statements of condition of FNBL (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1999.

          "FNBL Stock Plans" shall mean the existing stock option and other stock-based compensation plans of FNBL.

          "FNBL Subsidiaries" shall mean the Subsidiaries of FNBL, which shall include the FNBL Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of FNBL in the future and owned by FNBL at the Effective Time.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, or chief financial officer of such Person.

          "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

          "LBCL" shall mean the Louisiana Business Corporation Law as amended.

          "LBL" shall mean the Louisiana Banking Law as amended.

          "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, threatened, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens that are not Material or are incurred in the ordinary course of the banking business.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Loan Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Louisiana Certificate of Merger" shall mean the Certificate of Merger to be executed by Regions and filed with the Secretary of State of the State of Louisiana relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material adverse impact on (i) the financial condition, results of operations, or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) any other matter affecting federally insured depository institutions generally, including, without limitation, changes in general economic conditions and changes in prevailing interest or deposit rates and (e) the Merger and compliance with the provisions of this Agreement (including, without limitation, the fees and expenses described in this Article 11) on the operating performance of the Parties.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq NMS" shall mean the National Market System of The Nasdaq Stock Market.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management, as such term is defined in CERCLA (including, but not limited to, participating in a fiduciary capacity), and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either FNBL or Regions, and "Parties" shall mean both FNBL and Regions.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Proxy Statement" shall mean the proxy statement used by FNBL to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Regions relating to the issuance of the Regions Common Stock to holders of FNBL Common Stock.

          "Regions Common Stock" shall mean the $.625 par value common stock of Regions.

          "Regions Companies" shall mean, collectively, Regions and all Regions Subsidiaries.

          "Regions Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of September 30, 1999 and as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1999 and for each of the three years ended December 31, 1998, 1997, and 1996, as filed by Regions in SEC Documents, and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1999.

          "Regions Subsidiaries" shall mean the Subsidiaries of Regions and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Regions in the future and owned by Regions at the Effective Time.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the stockholders of FNBL in connection with the transactions contemplated by this Agreement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, and the SEC.

          "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Stockholders' Meeting" shall mean the meeting of the stockholders of FNBL to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "Superior Proposal" means, with respect to FNBL, any written Acquisition Proposal made by a Person other than Regions which is for
     (i)(a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving FNBL as a result of which either (1) FNBL's stockholders prior to such transaction (by virtue of their ownership of FNBL's shares) in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (2) the individuals comprising the Board of Directors of FNBL prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of FNBL and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a Person of beneficial ownership of 25% or more of the common stock of FNBL whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and
     (ii) which is otherwise on terms which the Board of Directors of FNBL in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

          "Surviving Corporation" shall mean Regions as the surviving corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including any interest, penalties, or additions thereto.

          "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local, or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

          "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

     (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Closing.....................................................  Section 1.2
Continuing Employee.........................................  Section 8.13
Effective Time..............................................  Section 1.3
Exchange Agent..............................................  Section 4.1
Exchange Ratio..............................................  Section 3.1(b)
FNBL Benefit Plans..........................................  Section 5.13(a)
FNBL Contracts..............................................  Section 5.14
FNBL ERISA Affiliate........................................  Section 5.13(e)
FNBL ERISA Plan.............................................  Section 5.13(a)
FNBL Pension Plan...........................................  Section 5.13(a)
Indemnified Party...........................................  Section 8.14
Merger......................................................  Section 1.1
Regions SEC Reports.........................................  Section 6.5(a)
Takeover Laws...............................................  Section 5.19
Tax Opinion.................................................  Section 9.1(g)

     (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Except for Alex Sheshunoff & Co. as to FNBL, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his, her, or its representing or being retained by or allegedly representing or being retained by FNBL or Regions, each of FNBL and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12 and 8.14 of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that the provisions of this Agreement relating to the manner or basis in which shares of FNBL Common Stock will be exchanged for Regions Common Stock shall not be amended (except in accordance with Section 3.1(b) of this Agreement) after the Stockholders' Meeting without the requisite approval of the holders of the issued and outstanding shares of FNBL Common Stock entitled to vote thereon.

     11.6 Waivers. (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FNBL, to waive or extend the time for the compliance or fulfillment by FNBL of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (b) Prior to or at the Effective Time, FNBL, acting through its Board of Directors shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FNBL under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FNBL except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

FNBL:                   First National Bancshares of Louisiana, Inc.
                        625 Murray Street
                        Alexandria, Louisiana 71301
                        Telecopy Number: (318) 445-0684
                        Attention: Thomas D. Fowler
                                    Chief Executive Officer
                                          and
                                    Donald S. Kramer
                                    President
Copy to Counsel:        Correro Fishman Haygood Phelps
                        Walmsley & Casteix, L.L.P.
                        Bank One Center, 46th Floor
                        201 St. Charles Avenue
                        New Orleans, Louisiana 70170-4600
                        Telecopy Number: (504) 586-5250
                        Attention: Anthony J. Correro III
Regions:                Regions Financial Corporation
                        417 N. 20th Street
                        Birmingham, Alabama 35203
                        Telecopy Number: (205) 326-7571
                        Attention: Richard D. Horsley
                                    Vice Chairman and Executive Financial
                        Officer
Copy to Counsel:        Regions Financial Corporation
                        417 N. 20th Street
                        Birmingham, Alabama 35203
                        Telecopy Number: (205) 326-7751
                        Attention: Samuel E. Upchurch, Jr.
                                    General Counsel

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the State of Louisiana relate to the consummation of the Merger.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                 FIRST NATIONAL BANCSHARES OF
                                        LOUISIANA, INC.

       By: /s/ GLENN W. BUTLER                 By: /s/ DONALD S. KRAMER
--------------------------------------  --------------------------------------
           Glenn W. Butler                         Donald S. Kramer
              Secretary                               President

[CORPORATE SEAL]

ATTEST:                                 REGIONS FINANCIAL CORPORATION

   By: /s/ SAMUEL E. UPCHURCH, JR.            By: /s/ RICHARD D. HORSLEY
--------------------------------------  --------------------------------------
       Samuel E. Upchurch, Jr.                    Richard D. Horsley
         Corporate Secretary                        Vice Chairman

[CORPORATE SEAL]

                                                                      APPENDIX B

       [Letterhead of Alex Sheshunoff & Co. Investment Banking, LP]

                                 July 18, 2000

Board of Directors
First National Bancshares of Louisiana, Inc.
625 Murray Street
Alexandria, Louisiana 71301-8058

Members of the Board:

     You requested that we update our oral opinion given to you on March 16, 2000 as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of First National Bancshares of Louisiana, Inc. ("First National") of the merger consideration, as defined below, in the proposed merger between First National and Regions Financial Corp., Birmingham, Alabama, (the "Corporation"). Pursuant to an Agreement and Plan of Merger dated April 4, 2000 (the "Merger Agreement"), the Corporation has agreed to exchange
0.7045 shares of its common stock (the "Merger Consideration") for each outstanding share of First National common stock, subject to possible adjustment as determined by a formula contained in the Merger Agreement. Pursuant to the Merger Agreement, First National will be merged with and into the Corporation (the "Merger").

     Alex Sheshunoff & Co. Investment Banking LP ("Sheshunoff") is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes.

     In connection with our opinion, we, among other things:

          1. Reviewed the Merger Agreement;

          2. Evaluated First National's consolidated results based upon a review of its annual financial statements for the three-year period ending December 31, 1999 and the quarter ended March 31, 2000;

          3. Reviewed Call Report information as of March 31, 2000 for First National;

          4. Conducted conversations with executive management regarding recent and projected financial performance of First National;

          5. Compared First National's recent operating results with those of certain other banks in Arkansas, Louisiana, Mississippi and Texas which have recently been acquired;

          6. Compared First National's recent operating results with those of certain other banks located in the United States which have recently been acquired;

          7. Compared the pricing multiples for First National in the Merger to those of certain other banks in Arkansas, Louisiana, Mississippi, and Texas which have recently been acquired;

          8. Compared the pricing multiples for First National in the Merger to those of certain other banks located in the United States which have recently been acquired;

          9. Analyzed the net present value of the after-tax cash flows First National could produce through the year 2004, based on assumptions provided by management;

          10. Performed an affordability analysis based on the projections of earnings for the combined entity subsequent to the Merger;

          11. Reviewed the historical stock price data and trading volume of the Corporation common stock and the lack of any active market for the common stock of First National; and

          12. Performed such other analyses as we deemed appropriate.

     We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by First National for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

     We did not make an independent evaluation of the assets or liabilities of First National or the Corporation, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

     We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or the Corporation's operations following the Merger.

     Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

     Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of First National common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of First National and may not be used for any other purpose without our prior written consent.

     Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the First National stockholders pursuant to the Merger is fair, from a financial point of view.

                                          Very truly yours,

                                          ALEX SHESHUNOFF & CO.
                                          INVESTMENT BANKING, LP

                                                                      APPENDIX C

LOUISIANA STATUTES ANNOTATED-REVISED STATUTES 12:131

SEC. 131. RIGHTS OF A SHAREHOLDER DISSENTING FROM CERTAIN CORPORATE ACTIONS

     A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

     B. The right to dissent provided by this Section shall not exist in the case of:

          (1) A sale pursuant to an order of a court having jurisdiction in the premises.

          (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

          (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange or were designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, unless the articles of the corporation issuing such stock provide otherwise or, except in the case of shareholders of a corporation surviving the merger or consolidation in which each share of such corporation outstanding immediately prior to the effective date of the merger or consolidation is an identical outstanding or treasury share of such corporation after the effective date of the merger or consolidation, the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

     C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that such notice has been given shall, in the absence of fraud, be prima facia evidence of the facts stated therein. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

     D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

     E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

     F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the

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

corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

     G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

     H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

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